As filed with the Securities and Exchange Commission on April 7, 2005
Registration Statement No. 333-________

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ADVANCED NUTRACEUTICALS, INC.
(Name of small business issuer in its charter)

Texas (State or jurisdiction of incorporation or organization)	5122 (Primary Standard Industrial Classification Code Number)	76-0642336 (I.R.S. Employer Identification No.)

106 South University Blvd., Suite 14 Denver, Colorado 80209 (303) 722-4008 (Address and telephone number of principal executive offices and address of principal place of business)		Gregory Pusey President 106 South University Blvd., Suite 14 Denver, Colorado 80209 (303) 722-4008 (Name, address and telephone number of agent for service)
With copies to: Adam J. Agron, Esq. Brownstein Hyatt & Farber, P.C. 410 Seventeenth Street 22nd Floor Denver, Colorado 80202-4437 (303) 223-1134

Approximate date of proposed sale to the public:
As soon as practicable following the date on which the registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common Stock	1,018,855 shares	$3.45	$3,515,050	$413.72
Total	1,018,855 shares (2)	$3.45	$3,515,050	$413.72

(1)	The proposed maximum offering price per share is based on the average of the bid and asked prices as reported by the Over-The-Counter Bulletin Board on April 4, 2005 (a date that is within five business days prior to the date hereof) in accordance with Rule 457(c) promulgated under the Securities Act of 1933.

(2)	This registration statement registers the resale of 1,018,855 shares of common stock offered by our selling stockholders.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

        Information in this prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PROSPECTUS	Subject to completion, dated __________, 2005

1,018,855 shares of common stock

ADVANCED NUTRACEUTICALS, INC.

        Our selling stockholders are offering by this prospectus up to 1,018,855 shares of our common stock for sale from time to time in open market transactions at prevailing market prices. We will not receive any proceeds from the sale of the common stock offered by the selling stockholders.

        Our common stock is traded on the Over-The-Counter Bulletin Board under the symbol “ANII.OB.” On April 4, 2005, the closing bid price of our common stock as reported on the OTC Bulletin Board was $3.45.

        The shares will be offered for sale by the selling stockholders through dealers or brokers on the OTC Bulletin Board. The shares may also be sold in privately negotiated transactions. Sales through dealers or brokers are expected to be made with customary commissions being paid by the selling stockholders. Payments to persons assisting the selling stockholders with respect to privately negotiated transactions will be negotiated on a transaction-by-transaction basis. The selling stockholders have advised us that prior to the date of this prospectus they have made no agreements or arrangements with any underwriters, brokers or dealers regarding the sale of the Shares.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        These securities are speculative and involve a high degree of risk. Potential purchasers should not invest in these securities unless they can afford the risk of losing their entire investment. See “Risk Factors” beginning on page 5 of this prospectus.

The date of this prospectus is ________________, 2005

        You should rely only on the information contained in this prospectus, as we have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where such an offer or sale is not permitted.

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PROSPECTUS SUMMARY

         This summary highlights material information regarding our company and the offering contained in this prospectus. You should read the entire prospectus carefully, including the financial information and related notes, before making an investment decision.

Our Business

        We are a private label contract manufacturer of vitamins and supplements. Through our wholly-owned subsidiary, Bactolac Pharmaceutical, Inc., we formulate, manufacture, coat and package encapsulated and compressed tablets, powder blended vitamins and related nutritional supplements. To support continuing sales increases, in the fall of 2000, Bactolac’s operations were moved to a state of the art, approximately 32,700 square foot facility in Happauge, New York. Recent investments in high-tech lab equipment, high speed manufacturing equipment, in-house thin film coating equipment and flexible packaging equipment have resulted in faster turn around and greater control of the quality and production processes. During the third quarter of fiscal 2004, Bactolac entered into a five-year lease with an unrelated party for an additional 29,000 square foot facility, to provide additional manufacturing, materials handling and lab space in a building adjacent to the existing facility. Bactolac provides private label contract manufacturing services, with over 1,000 different formulations of vitamins and supplements to various companies engaged in the marketing and distribution of vitamins, mineral supplements, herbs and other health and nutrition consumer products.

        Bactolac’s growth and profitability have been driven by its reputation for creating exciting, innovative formulas including weight loss, sport nutrition, energy products, antioxidants, formulas designed specifically for men, women and children, stress formulas, relaxation formulas, life extension, immune enhancement, brain products, cleansing products, cholesterol products, liver formulas, heart formulas and hundreds of herbal remedies. Additionally, Bactolac custom formulates products in response to, and in conjunction with, customer demand. Bactolac strives to provide high quality nutritional products that promote the health and vitality of its users.

        Our near term strategy is to continue to grow Bactolac, thereby improving our financial position, generating positive cash flow, and becoming consistently profitable. We believe that we can successfully implement this strategy by continuing in our aggressive efforts to obtain new customers, focusing on expanded sales opportunities with our existing customers and through emphasizing our competitive manufacturing operations while at the same time maintaining a stringent cost containment program. We may also consider strategic acquisition opportunities in the manufacturing and distribution segments of the nutritional industry. We intend to continue to consider other strategic initiatives to enhance stockholder value.

        Currently we are a holding company with one wholly-owned operating subsidiary, Bactolac.

Our History

         We were incorporated in Texas in March 2000 to acquire and become the holding company for Nutrition For Life International, Inc. its subsidiaries, in a tax-free reorganization. In November 1999, Nutrition For Life International acquired all of the capital stock of Bactolac and in December 1999 Nutrition For Life International acquired all of the capital stock of ASH Corp. and they became wholly-owned subsidiaries. On June 13, 2001, we completed the sale of Nutrition For Life International, while retaining Bactolac and ASH Corp. On March 23, 2004, we completed the sale of substantially all of the assets and operations of our subsidiary, ANI Pharmaceuticals, Inc., formerly also referred to as ASHCO or ASH Corp., to an unrelated third party.

        Our principal office is located at 106 South University Blvd., Suite 14, Denver, Colorado 80209 and our telephone number is (303) 722-4008. Our websites are www.advancednutraceuticals.com and www.anii.cc. Information contained on our web sites does not comprise a part of this prospectus.

The Offering

Securities offered by the selling stockholders Common stock outstanding prior to and following the offering	1,018,855 shares of common stock 5,097,830 shares of common stock

        Through this prospectus, we are registering the resale of up to 1,018,855 shares of our common stock. The selling stockholders may from time to time offer all or any portion of their common stock on the OTC Bulletin Board through underwriters, dealers or brokers or in independently negotiated transactions. Our common stock is traded on the OTC Bulletin Board under the symbol “ANII.OB.” Those shares offered by selling stockholders who are officers, directors, affiliates or control stockholders will be considered “underwriters” in the offering.

Use of Proceeds

        We will not receive any proceeds from the sale of the shares offered by the selling stockholders.

Forward-Looking Statements

        This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us which are discussed in the “Risk Factors” section beginning on page 5 as well as throughout this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

SUMMARY FINANCIAL INFORMATION

          The following summary financial information should be read in conjunction with “Management’s Discussion and Analysis” as well as our historical consolidated financial statements and the related notes thereto, included elsewhere in this prospectus.

Statement of Operations Data:

	Three Months Ended December 31,		Fiscal Years Ended September 30,
	2004	2003	2004	2003
Revenue	$4,491,507	$4,075,073	$17,638,850	$12,794,268
Net income (loss) - continuing operations	$394,535	$604,357	$4,235,299	$1,935,590
Net income (loss)	$394,535	$199,296	$3,048,688	$(3.843.804)
Net income (loss) per share - basic:
Continuing operations	$.08	$.12	$.84	$.39
Discontinued operations	$—	$(.08)	$(.23)	$(1.16)
Net income (loss) per share - diluted:
Continuing operations	$.07	$.12	$.74	$.38
Discontinued operations	$—	$(.08)	$(.21)	$(1.13)
Weighted average number of common shares
outstanding - basic	5,097,830	4,992,789	5,028,907	4,992,789
Weighted average number of common shares
outstanding - diluted	5,947,917	5,001,834	5,728,969	5,118,363

Balance Sheet Data:
	December 31, 2004	September 30, 2004
Total assets	$17,983,699	$17,511,161
Total liabilities	$2,423,400	$2,345,397
Working capital	$6,431,761	$5,982,592
Stockholders' equity	$15,560,299	$15,165,764

RISK FACTORS

        The shares of common stock offered by this prospectus involve a high degree of risk and represent a highly speculative investment. You should not purchase these shares if you cannot afford the loss of your entire investment. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating our company, our business prospects and an investment in our shares of common stock.

Risks Related to Our Company

We are dependent on a limited number of significant customers and the loss of one or more of those customers would negatively impact our revenues.

        Approximately 32% of our revenues for the three months ended December 31, 2004 were generated from three customers and 35% of our total revenues in the three months ended December 31, 2003 were generated from three customers. Approximately 39% of our revenues for the year ended September 30, 2004 were generated from three customers and 30% of our total revenues in the fiscal year ended September 30, 2003 were generated from two customers. We are aggressively continuing to attempt to expand its customer base to reduce its dependence on these customers. The loss of any one of these significant customers could significantly reduce our revenues and profitability.

We are heavily dependent upon our management and staff and the loss of their services would cause delays and interruptions in implementing our business strategy.

        Our success will depend significantly upon the continued services of our key management and sales personnel, and upon our ability to continue to attract, motivate and retain qualified employees. Competition for these employees is intense. In addition, the process of recruiting personnel with the combination of skills and attributes required to execute our business strategy can be difficult, time consuming and expensive. Our future success depends on the continued availability of certain key management personnel, including Dr. Pailla M. Reddy, founder of Bactolac and a director of our company, Gregory Pusey, our Chief Executive Officer and one of our directors, and Jeffrey G. McGonegal, our Chief Financial Officer. The loss of any member of our management team could hurt our business through delays and disruption in the implementation of our business strategy. Other than employment contracts with Dr. Reddy and Mr. McGonegal, we do not have any employment contracts. In addition, we have obtained “key man” insurance on the life of Dr. Reddy.

Our business is subject to significant government regulation which can be costly to comply with and the failure to comply could result in sanctions and lawsuits.

        The manufacturing, processing, formulation and packaging of our products are subject to regulation by federal, state and foreign agencies, including the FDA, the FTC, the CPSC, the DOA, the USPS and the EPA. Such agencies have a variety of remedies and processes available to them, including initiating investigations, issuing warning letters and cease and desist orders, requiring corrective labels or advertising, requiring consumer redress (for example, by requiring that a company offer to repurchase products previously sold to consumers), seeking injunctive relief or product seizure, imposing civil penalties, or commencing criminal prosecution.

        There can be no assurance that the regulatory environment in which we operate will not change or that such regulatory environment, or any specific action taken against us, will not result in a material adverse effect on our business, financial condition or results of operations. We also cannot predict whether new legislation regulating its activities will be enacted, which new legislation could be costly to comply with and impair our profitability.

Due to the industry in which we operate, we are highly susceptible to product liability claims and if such claims were to exceed our insurance coverage, they could impact our financial resources.

        We, like other manufacturers and distributors of products that are ingested, face an inherent risk of exposure to product liability claims if, among other things, the use of our products results in injury. We currently have product liability insurance for our operations in amounts we believe are adequate for our operations. There can be no assurance, however, that such insurance will continue to be available at a reasonable cost, or if available, will be adequate to cover liabilities.

We may be unable to remain in compliance with our loan agreement which might require the lender to call or modify the loan, which would limit our access to working capital.

        Financing for our earlier acquisitions, as well as ongoing working capital and capital equipment needs is provided primarily through a leveraged lending arrangement. This loan facility is secured by substantially all our assets and the assets of our subsidiary, Bactolac. Our loan facility contains various covenants that require the maintenance of certain financial ratios, as well as additional covenants and significant restrictions on dividend payments, issuance of debt and equity, mergers, changes in business operations and sales of assets. Should we not be successful in continuing to comply with the covenant restrictions and repay the obligations under their terms, our financial position and liquidity could be adversely affected by not having sufficient available working capital.

We operate in a very competitive and price sensitive industry where competition and pricing changes could reduce our profitability.

        The market for our products is highly competitive. We compete with other dietary supplement producers. Among other factors, competition among these manufacturers is based upon price. If one or more manufacturers significantly reduces its prices in an effort to gain market share, our business, operations and financial condition could be adversely affected through lower profitability. We are a contract manufacturer who sell substantially all of our supplement products to customers who re-sell and distribute the products.

Risks Related to the Offering

Shares of our common stock which are eligible for immediate sale by our stockholders may decrease the price of our common stock.

        We have 5,097,830 shares outstanding, comprised of 4,078,975 shares which are free trading or subject to sale under Rule 144 of the Securities Act and may be sold immediately by our stockholders and 1,018,855 shares which have been registered by this prospectus. If the holders sell substantial amounts of our common stock, then the market price of our common stock could decrease.

Concentration of our ownership by our executive officers and directors may dissuade new investors from purchasing our securities which could result in a lower trading price for our securities than if our ownership was less concentrated.

        Our officers and directors currently beneficially own or control 76.2% of our outstanding common stock, including all outstanding exercisable options. As a result, they have the ability to exert substantial influence or absolute control over all matters requiring approval by our stockholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of control could be disadvantageous to other stockholders with interests different from those of our officers and directors. For example, our officers and directors could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders. In addition, this concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with a significant concentration of ownership among a limited number of stockholders.

Our common stock has a limited trading market.

        Our common stock is traded on the OTC Bulletin Board Trading System. The OTC Bulletin Board tends to be highly illiquid, in part because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of market volatility for securities that trade on the OTC Bulletin Board as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors including:

•	The lack of readily available price quotations;
•	The absence of consistent administrative supervision of “bid” and “ask” quotations;
•	Lower trading volume; and
•	Market conditions.

        In a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required to either sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned.

Our preferred stock may make a third-party acquisition of our company more difficult which in turn would make a purchase of our shares less desirable, thereby potentially reducing our stock price or the liquidity of our shares.

        Our articles of incorporation authorize our board of directors to issue up to 1,000,000 shares of preferred stock having such rights as may be designated by our board of directors, without stockholder approval. The issuance of preferred stock could inhibit a change in our control by making it more difficult to acquire the majority of our voting stock and thereby making the purchase of our shares by new investors less likely. A lesser interest in the purchase of our shares could reduce our market price or make it more difficult for stockholders to sell their shares. No preferred shares are currently outstanding.

We do not anticipate paying dividends.

        We have not paid any dividends since 1998. Our credit facility prohibits dividend payments without the consent of the lender. The determination of whether to pay dividends in the future will be made by our board of directors and will depend on the earnings, capital requirements, and operating and financial condition of the company, among other factors. It is not anticipated that we will pay dividends in the fiscal year ending September 30, 2005 or in the foreseeable future.

FORWARD-LOOKING STATEMENTS

              Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis,” “Business” and elsewhere in this prospectus constitute forward-looking statements. These statements are not statements of historical fact. Forward-looking statements involve risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “would,” “could,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “continue” or the negative of these terms or other comparable terms.

              Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. If one or more of the assumptions underlying our forward-looking statements proves incorrect, then actual results, levels of activity, performance or achievements could differ significantly from those expressed in, or implied by, the forward-looking statements contained in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking statements. Except as required by law, we do not intend to update or revise any of the forward-looking statements after the date of this prospectus to conform these statements to actual results. All forward-looking statements attributable to us are expressly qualified by these cautionary statements. Our forward-looking statements in this prospectus include, but are not limited to, statements about trends and conditions in our industry, our business and growth strategy, and expanding our relationship with existing and new customers.

MARKET FOR OUR COMMON STOCK
AND RELATED STOCKHOLDER MATTERS

        Our common stock is traded on the OTC Bulletin Board under the symbol “ANII.OB.” The following chart sets forth the high and low closing prices of our common stock for the periods indicated.

Quarter Ended

        Fiscal 2003:
          December 31, 2002
          March 31, 2003
          June 30, 2003
          September 30, 2003

        Fiscal 2004:
          December 31, 2003
          March 31, 2004
          June 30, 2004
          September 30, 2004

       Fiscal 2005:
         December 31, 2004
March 31, 2005	High $1.19 1.00 1.49 0.75 0.75 1.05 5.25 4.70 4.10 4.95	Low $0.48 0.44 0.50 0.35 0.42 0.55 1.20 2.30 2.15 3.25

        As of April 4, 2005, there were approximately 1,575 record holders of our common stock.

        No dividends have been declared by us in the prior two years. It is not likely that dividends will be declared in the fiscal year ending September 30, 2005. Under our current loan agreement, we may not declare any dividends without the consent of our lender. Subject to obtaining the lender’s consent, the determination of the payment of dividends in the future will be within the discretion of the our board of directors and will depend on our earnings, capital requirements and operating and financial condition, among other factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS

        The following discussion should be read in conjunction with, and is qualified in its entirety by, the historical financial statements and related notes and the financial statements and notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risk and uncertainties. You should review the “Risk Factors” set forth elsewhere in this prospectus for a discussion of important factors which could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this prospectus,

Overview

During March 2004, we completed the sale of our subsidiary, ANI Pharmaceuticals, Inc., for cash consideration that was used to pay off our mortgage on the ANI Pharmaceutical facility and reduce our senior secured debt facility. ANI Pharmaceuticals had reported significant losses in recent years that overshadowed the income and consumed the cash that Bactolac generated. As a result of this sale, the historical operations of ANI Pharmaceuticals are now reported as discontinued operations in our financial statements. In connection with the sale of ANI Pharmaceuticals, we amended our senior credit facility to release the assets sold, as well as to reduce the total facility since Bactolac does not require as much working capital. Bactolac’s sales grew by almost 38% in the fiscal year ended September 30, 2004. This positive growth trend continued in the quarter ended December 31, 2004, with sales growth of more than 10% over the quarter ended December 31, 2003. During the quarter ended December 31, 2004, the 29,000 square foot additional space that was leased in 2004, came on line and we began using it in our production process. Its utilization will continue to be increased during 2005.

Results of Operations

Three months ended December 31, 2004 vs. three months ended December 31, 2003

        Net sales for the 2004 period totaled $4,492,000, a $417,000 or 10.2% increase over the 2003 period. The increase was primarily attributable to sales of products to new customers.

        Gross profit for the 2004 period increased to $1,442,000, a $113,000 increase over the 2003 amount. Gross profit as a percentage of net sales decreased to 32.1% in 2004, as compared to 32.6% in the 2003 period. The majority of the change resulted from changes in the product mix during the period.

        Total operating expenses increased to $745,000 in 2004 from $701,000 in 2003. This represents an increase of $44,000, or 6.3%. The increase relates primarily to increased expenses associated with personnel costs.

Fiscal year ended September 30, 2004 vs. fiscal year ended September 30, 2003

        Following is a summary table of our key operating statistics for the years ended September 30, 2004 and 2003:

	Year ended September 30,
	2004		2003
Net sales	$17,639,000	100.0%	$12,794,000	100.0%
Cost of sales	11,611,000	65.8	8,104,000	63.3
Gross profit	6,028,000	34.2	4,690,000	36.7

        Net sales from continuing operations for the 2004 period increased $4,845,000 or 37.9% over the 2003 period. The increase was attributable to an approximate $2.0 million net increase in the sales of products to existing customers and an approximate increase of $2.5 million in sales to new customers in 2004.

        Gross profit from continuing operations for the 2004 period increased to $6,028,000, a $1,338,000 increase over the 2003 amount. Gross profit as a percentage of net sales decreased to 34.2% in 2004, as compared to 36.7% in the 2003 period. The majority of the increase in gross profit related to the higher sales volumes. The decline in gross profit percentage was tied to changes in the product mix between 2004 and 2003.

        Total general and administrative expenses for continuing operations increased to $2,849,000 in 2004, from $2,554,000 in 2003. This represents an increase of $295,000, or 11.6%. The majority of the increase relates to an increase of approximately $242,000 in administrative payroll costs associated with additional management personnel and an approximate $190,000 increase in bad debts primarily associated with higher sales levels, net of a $119,000 reduction in professional fees and a $125,000 reduction in sales commissions due to changes in customer mix in 2004.

        During the year ended September 30, 2004, a deferred income tax benefit of $1,332,000 was recorded on continuing operations, resulting primarily from the recognition of the deferred income tax benefit associated with tax loss carryforwards. Previously, a valuation allowance had been recorded, as we, until 2004, were unable to determine that it was more likely than not that such losses would be utilized.

Discontinued Operations

        On March 23, 2004, we completed the sale of substantially all of the assets and operations of ANI Pharmaceuticals to an unrelated newly formed entity. ANI Pharmaceuticals manufactures high quality pharmaceutical products, primarily liquid and powder pharmaceutical products. As a result of the sale of ANI Pharmaceuticals, our consolidated financial statements and related notes thereto have been reclassified to present the operations of ANI Pharmaceuticals as discontinued operations. We now operate in only one segment.

        The agreement for the sale of ANI Pharmaceuticals included a provision for a potential post-closing adjustment to the purchase price depending upon the final adjusted net working capital of the net assets sold, as defined under the agreement. The parties agreed during the fourth quarter of fiscal 2004 to a final adjusted net working capital settlement with the buyer remitting approximately $10,000 to us. Under the terms of the purchase agreement, typical representations and warranties were made by us to the buyer, which are the only remaining outstanding items from the sale transaction.

        A deferred income tax benefit of $663,000 was recorded in connection with the losses arising from the discontinued operations.

Liquidity and Capital Resources

        Prior to the sale of ANI Pharmaceuticals, this subsidiary met its consolidated working capital and capital expenditure requirements, including funding for debt repayments, mainly through net cash provided under our revolving line of credit. Management plans to continue to strive to maintain and enhance the profitability of the Bactolac operation to meet currently anticipated funding requirements.

        In March 2003, we completed the refinancing of our senior debt facility with a new lender. This loan agreement provides us with a $3.4 million facility, consisting of a $2.5 million revolver, a $650,000 equipment term loan and a $257,000 equipment acquisition line. Interest on the revolver portion is paid monthly and the term loan portion of the facility provides for monthly principal payments of approximately $24,000, plus interest. The facility matures in March 2006, is collateralized by substantially all of our assets and bears interest at rates that fluctuate with the prime rate, with the revolver at 2% over prime (not to be less than a total rate of 6.5%), which was 7.1% at December 31, 2004, and the equipment lines at 4.75% over prime (not to be less than a total rate of 9.25%), which was 9.9% at December 31, 2004. Due to the “floor” interest amounts under our credit facility, the prime rate levels for 2003 and 2004 (until the rate increase as of October 1, 2004) did not impact our applicable interest rate. Increases in the prime rate subsequent to September 30, 2004 have increased our interest expense.

        The credit facility requires a lockbox arrangement, which requires all receipts to be swept daily to reduce borrowings outstanding under the credit facility. This arrangement, combined with a subjective acceleration clause in the credit facility, cause the revolving credit facility to be classified as a current liability, in accordance with guidance in the FASB’s Emerging Issues Task Force Issue 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement.” However, we do not expect to repay, or to be required to repay, within one year, the balance of the revolving credit facility classified as a current liability. The subjective acceleration clause, which is a typical requirement in commercial credit agreements, allows the lender to call the loan if it determines there has been a material adverse effect on our operations, business, properties, assets, liabilities, condition or prospects. The classification of the revolving credit facility as a current liability is a result only of the combination of the two aforementioned factors, the lockbox arrangement and the subjective acceleration clause. However, the revolving credit facility does not expire or have a maturity date within one year. Additionally, the lender has not notified us of any indication of a subjective acceleration as of the date of this prospectus.

        The loan facility contains a number of covenants, which include, among other items, maintenance of specified minimum net worth and fixed charge ratios, as well as limitations on capital expenditures and the payment of dividends.

        In connection with continued expansion and upgrades of the business, including the recent addition of the 29,000 square foot leased facility, we estimate that capital needs for equipment purchases and leasehold improvements during the remainder of the 2005 fiscal year will total $100,000 to $300,000. It is expected that funding for the capital additions will be provided out of working capital with a portion funded out of the credit facility.

        At December 31, 2004, we had working capital of $6,432,000. Borrowings under the revolving portion of the secured credit facility totaled $746,000, with additional borrowings available of $1,733,000, based upon accounts receivable and inventory levels.

Operating Activities

        Three month periods ended December 31, 2004 and 2003

        Net cash flows from continuing operating activities provided approximately $614,000 in 2004 and approximately $180,000 in 2003. The net cash flow provided in 2004 resulted primarily from the $395,000 income from continuing operations plus the non-cash depreciation and amortization of $97,000 and $268,000 increase in accounts payable. This was reduced by a $381,000 increase in inventories.

        The net cash flow generated in 2003 resulted primarily from the $604,000 income from continuing operations plus the non-cash depreciation and amortization of $65,000 and a $184,000 net increase in accounts payable. A $686,000 increase in accounts receivable and a $78,000 decrease in accrued expenses, consumed cash.

        Discontinued operations consumed $148,000 in 2003 which related primarily to a $405,000 net loss plus a $227,000 increase in inventory and a $183,000 decrease in accrued expenses. This was offset by a $471,000 increase in accounts payable.

        Fiscal years ended September 30, 2004 and 2003

        Net cash flows from continuing operating activities generated approximately $2,594,000 and $1,716,000 in 2004 and 2003, respectively. The net cash generated in 2004 consisted primarily of the $4,235,000 income from continuing operations plus the non-cash expenses which included $358,000 of depreciation and amortization expense, a $254,000 decrease in the allowance for doubtful accounts less the $1,332,000 deferred income tax benefit. This was offset by cash used for increases of accounts receivable and inventories totaling $1,031,000 and the $102,000 decrease in accounts payable.

        The net cash flow from continuing operating activities in 2003 consisted primarily of approximately $1,936,000 net income in addition to a $229,000 increase in accounts payable as well as $224,000 in depreciation expense. This was offset by the $284,000 increase in accounts receivable and a $473,000 increase in inventories.

        Discontinued operations consumed $492,000 in 2004 and $1,047,000 in 2003. The majority of this related to the net loss incurred during the periods net of the changes in working capital items.

Investing Activities

        Three month periods ended December 31, 2004 and 2003

        Investing activities from continuing operations consumed approximately $184,000 in 2004 which was used primarily for additions to equipment. Investing activities consumed approximately $49,000 in 2003 which was principally related to equipment additions.

        Discontinued operations generated cash of approximately $109,000 in 2004, arising from the completion of the sale of the asset held for sale. Discontinued operations did not consume or generate cash in 2003.

        Fiscal years ended September 30, 2004 and 2003

        Investing activities from continuing operations consumed approximately $243,000 in 2004, which was used to purchase equipment. Investing activities from continuing operations consumed approximately $201,000 in 2003. This consisted of $184,000 collected on a promissory note related to the sale in 2001 of our former subsidiary Nutrition For Life International, Inc., or NFLI, net of $386,000 used to purchase equipment. Under the terms of the NFLI note we were to receive quarterly payments of principal and interest. As a result of financial difficulties encountered by NFLI, it subsequently filed for bankruptcy protection and liquidated.

        Discontinued operations generated $3,390,000 in 2004 and $230,000 in 2003. The 2004 amount related primarily to the sale of ANI Pharmaceuticals and the 2003 amount related to the sale of ANI Pharmaceuticals equipment.

Financing Activities

        Three month periods ended December 31, 2004 and 2003

        Financing activities from continuing operations consumed approximately $85,000 in 2004, and generated $78,000 in 2003. This consisted primarily of net borrowings and repayments under our debt obligations.

        Discontinued operations consumed approximately $126,000 in 2003. These amounts consisted primarily of debt repayments and net borrowings under our debt obligations for ANI Pharmaceuticals in 2003.

        Fiscal years ended September 30, 2004 and 2003

        Financing activities from continuing operations consumed approximately $168,000 in 2004. The outstanding balance on the revolving portion of the credit facility was reduced by $122,000 and other long-term notes payable were reduced by $82,000 during the year.

        Financing activities from continuing operations consumed approximately $507,000 in 2003. The primary uses of cash were the repayment of the $500,000 note payable to a related party, which was repaid out of the proceeds from the new credit facility and $227,000 in loan costs paid on the new credit facility. The outstanding balance on the revolving portion of the credit facility was reduced by $199,000 and other long-term notes payable were reduced by

$29,000 during the year. We borrowed a net additional amount of $448,000 under the long-term equipment debt portion of our credit facility.

        Discontinued operations consumed approximately $4,338,000 in 2004 and generated approximately $136,000 in 2003. These amounts consisted primarily of debt repayments following the ANI Pharmaceuticals sale in 2004 and net borrowings under our debt obligations in 2003.

Critical Accounting Policies

        Our financial position, results of operations and cash flows are impacted by the accounting policies we have adopted. In order to obtain a full understanding of our financial statements, one must have a clear understanding of the accounting policies employed. A summary of our critical accounting policies follows:

Accounts Receivable

        Accounts receivable balances are stated net of allowances for doubtful accounts. Management records allowances for doubtful accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowances for doubtful accounts, we take into consideration such factors as our day-to-day knowledge of the financial position of specific clients, the industry and size of its clients. A financial decline of any one of our large clients could have an adverse and material effect on the collectibility of receivables and thus the adequacy of the allowance for doubtful accounts. Increases in the allowance for doubtful accounts are recorded as charges to bad debt expense and are reflected in other operating expenses in our consolidated statements of operations. Write-offs of uncollectible accounts are charged against the allowance for doubtful accounts.

Inventories

        Our inventory is a significant component of current assets and is stated at the lower of cost or market. We regularly review inventory quantities on hand and records provisions for excess or obsolete inventory based primarily on its estimated forecast of product demand, market conditions, production requirements and technological developments. Significant or unanticipated changes to our forecasts of these items, either adverse or positive, could impact the amount and timing of any additional provisions for excess or obsolete inventory that may be required.

Long-Lived Assets

        Our property and equipment is recorded at cost. Depreciation of the assets is recorded on the straight-line basis over the estimated useful lives of the assets. Dispositions of property and equipment are recorded in the period of disposition and any resulting gains or losses are charged to income or expense when the disposal occurs. The carrying value of our long-lived assets is periodically reviewed to determine that such carrying amounts are not in excess of estimated market value. During the fourth quarter of the year ended September 30, 2003, we recorded a $3,900,000 impairment loss relating to the carrying value of the property and equipment of ANI Pharmaceuticals, whose operations are now shown as discontinued due to the sale as disclosed in Note 2 to our audited consolidated financial statements. Goodwill is reviewed annually for impairment by comparing the carrying value of each reporting unit to the present value of its expected cash flows. For fiscal 2004 and 2003, the required annual testing resulted in no impairment charge.

Deferred Income Taxes

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Revenue Recognition

        Our revenues are recognized when products are shipped to unaffiliated customers. The Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition” provides guidance on the application of generally accepted accounting principles to select revenue recognition issues. We concluded that our revenue recognition policy is appropriate and in accordance with SAB No. 104.

Stock-based compensation

        SFAS No. 123, “Accounting for Stock-Based Compensation”, defines a fair-value-based method of accounting for stock-based employee compensation plans and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. We have chosen to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB No. 25), “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, employee compensation cost for stock options is measured as the excess, if any, of the estimated fair value our stock at the date of the grant over the amount an employee must pay to acquire the stock.

                 Transactions in which we issue stock-based compensation for goods or services received from non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is the more reliably measurable. We often utilize pricing models in determining the fair values of options and warrants issued as stock-based compensations to non-employees. These pricing models utilize the market price of our common stock and the exercise price of the option or warrant, as well as time value and volatility factors underlying the positions.

                In December 2004, the FASB issued SFAS No. 123 (R) “Share-Based Payment”, which addresses the accounting for share-based payment transactions. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair value. SFAS No. 123 (R), will be effective for public companies that file as small business issuers as of the first interim or annual reporting period that begins after December 15, 2005. We are evaluating the provisions of this standard, but depending upon the number and terms of options that may be granted in future periods, the implementation of this standard could have a material impact on our financial position and results of operations.

Recent Accounting Policies

        In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, which addresses the accounting for share-based payment transactions. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of operations based on their fair value. SFAS No. 123(R) will be effective for public companies that file as small business issuers as of the first interim or annual reporting period that begins after December 15, 2005. We are evaluating the provisions of the standard. Depending upon the amount of and terms for options that are granted in future periods, the implementation of this standard could have a significant non-cash impact on results of operations in future periods.

        In December 2003, the FASB issued SFAS Interpretation 46R (FIN 46R), a revision to SFAS Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. Entities that have adopted FIN 46 prior to this effective date can continue to apply the provision of FIN 46 until the effective date of FIN 46R or elect early adoption of FIN 46R. The adoption of FIN 46 and FIN 46R did not have a material impact on our consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This statement establishes standards for how an issuer classifies and measures in its financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with this standard, financial instruments that embody obligations of the issuer are required to be classified as liabilities. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, except for certain provisions relating to mandatorily redeemable non-controlling interests, which have been indefinitely deferred. The adoption of SFAS No. 150 did not have a material impact on the financial position or results of operations of the Company. Management believes if the deferred provisions are finalized in their current form, the adoption of these provisions will not have a material impact on the Company’s operations or financial condition.

BUSINESS

Our Business

        We are a private label contract manufacturer of vitamins and supplements. Through our wholly-owned subsidiary, Bactolac Pharmaceutical, Inc., we formulate, manufacture, coat and package encapsulated and compressed tablets and powder blended vitamins and related nutritional supplements. To support continuing sales increases, in the fall of 2000, Bactolac’s operations were moved to a state of the art, approximately 32,700 square foot facility in Happauge, New York. Recent investments in high-tech lab equipment, high speed manufacturing equipment, in-house thin film coating equipment and flexible packaging equipment have resulted in faster turn around and greater control of the quality and production processes. During the third quarter of fiscal 2004, Bactolac entered into a five-year lease with an unrelated party for an additional 29,000 square foot facility, to provide additional manufacturing, materials handling and lab space in a building adjacent to the existing facility. Bactolac provides private label contract manufacturing services, with over 1,000 different formulations of vitamins and supplements to various companies engaged in the marketing and distribution of vitamins, mineral supplements, herbs and other health and nutrition consumer products. Since we are a contract manufacturer, we do not own any trademarks or patents, nor are we committed to pay any royalties on our products or sales.

        Bactolac’s growth and profitability have been driven by its reputation for creating exciting, innovative formulas including weight loss, sport nutrition, energy products, antioxidants, formulas designed specifically for men, women and children, stress formulas, relaxation formulas, life extension, immune enhancement, brain products, cleansing products, cholesterol products, liver formulas, heart formulas and hundreds of herbal remedies. Additionally, Bactolac custom formulates products in response to, and in conjunction with, customer demand. Bactolac strives to provide high quality nutritional products that promote the health and vitality of its users.

        Our near term strategy is to continue to grow Bactolac, thereby improving our financial position, generating positive cash flow, and becoming consistently profitable. We believe that we can successfully implement this strategy by continuing in our aggressive efforts to obtain new customers, focusing on expanded sales opportunities with our existing customers and through emphasizing our competitive manufacturing operations while at the same time maintaining a stringent cost containment program. We may also consider strategic acquisition opportunities in the manufacturing and distribution segments of the nutritional industry. We intend to continue to consider other strategic initiatives to enhance stockholder value.

Our History

        We were incorporated in Texas in March 2000 to acquire and become the holding company for Nutrition For Life International, Inc. and its subsidiaries in a tax free reorganization. In November 1999, Nutrition For Life International acquired all of the capital stock of Bactolac and in December 1999 Nutrition For Life International acquired all of the capital stock of ASH Corp. and they became wholly-owned subsidiaries. On June 13, 2001, we completed the sale of Nutrition For Life International, while retaining Bactolac and ASH Corp. On March 23, 2004, we completed the sale of substantially all of the assets and operations of our subsidiary, ANI

Pharmaceuticals, Inc., formerly also referred to as ASHCO or ASH Corp., to an unrelated third party.

        Our principal office is located at 106 South University Blvd., Suite 14, Denver, Colorado 80209, and our telephone number is (303) 722-4008. Our websites are www.advancednutraceuticals.com or www.anii.cc. Information contained on our web sites does not comprise a part of this prospectus.

Vitamin and Supplement Manufacturing

        We manufacture a comprehensive assortment of vitamin, mineral and nutritional supplement products, which include a variety of vitamins, glucosumine beta carotene, magnesium, folic acid, calcium and potassium, as well as various herbs such as Echinacea, St. John’s Wort, Ginko Biloba, Saw Palmetto, Ginseng, and various multivitamin combinations, with no single product generating a sales concentration.

        Bactolac has the capacity to produce millions of tablets per day using technologically advanced high-speed manufacturing equipment. During 2004 and 2003 Bactolac increased its production capacity through additional equipment purchases as well as vertically integrating processes that had previously been performed by outside subcontractors.

        Capital expenditures at Bactolac during 2004 approximated $243,000. Capital expenditures at Bactolac over the past three years have resulted in significantly higher production capacity, with shorter production turnaround times, combined with higher levels of quality control. Bactolac custom formulates products in response to, and in conjunction with, customer demand. Bactolac has also developed a fully automated packaging line and has recently completed an in-house thin film coating line.

        Raw materials used in Bactolac’s products consist of nutrient powders, excipients, empty gelatin capsules, and necessary components for packaging and distribution of finished vitamin and nutritional supplement products. The nutrient powders and the empty gelatin capsules are purchased from manufacturers in the United States and foreign countries. All materials procured by Bactolac undergo quality control review to ensure conformance to product specification prior to acceptance and release into materials inventory. To date, we have not experienced any material difficulty in obtaining adequate sources of supply, and generally a number of suppliers are available and used for most raw materials. Although there can be no assurance that adequate sources will continue to be available, we believe that we should be able to secure sufficient raw materials in the future.

        Bactolac generated net sales of $4,492,000 and $4,075,000 for the three month periods ended December 31, 2004 and 2003, respectively. Approximately 32% of our revenues for the three months ended December 31, 2004 were generated from three customers and 35% of our total revenues in the three months ended December 31, 2003 were generated from three customers. Bactolac generated net sales of $17,639,000 and $12,794,000 for the years ended September 30, 2004 and 2003, respectively. The top three unrelated customers accounted for approximately 39% of Bactolac’s net sales for each of the fiscal years ended September 30, 2004 and 2003. Seasonality is generally not a major factor in Bactolac’s business, except that revenues during late summer and fall are typically slightly higher than other periods. Backlog of open orders at Bactolac is fairly short term in nature due to quick production turn around, with recent backlog less than one month’s sales.

        Export sales from continuing operations were approximately $451,000 and $334,000 for the three-month periods ended December 31, 2004 and 2003, respectively. Export sales from continuing operations were approximately $1,123,000 and $574,000 for the years ended September 30, 2004 and 2003 respectively. Our export sales arise primarily from customers in Russia and we have no foreign assets.

Customers and Markets

        We manufacture a broad range of products and use a variety of methods to market and sell our products and services including experienced sales personnel, word of mouth referrals from one customer to another, contract sales representatives, trade show participation, and press publicity, as well as web site exposure and reliance on name recognition and long standing reputation in the industry.

        Bactolac’s customer base includes a wide range of distribution alternatives. Customers include direct marketing companies, network-marketing companies, retail chain distribution and customers who re-package bulk products for re-sale to others. During the current fiscal year, Bactolac concentrated on increasing its customer base through expanded marketing and sales efforts, including developing marketing materials in addition to commencing attendance at trade shows.

        Our operations are subject to the risks normally associated with manufacturing vitamins and nutritional products, including shortage of certain raw materials.

Research and Development

        The primary areas of our research and development activities are focused in working with customers in the development of new products and expansion of the product line offerings for the private label market. Such assistance is normally in the form of product component identification and formulation, as well as product and packaging trends. In addition, as part of our quality control procedures, we produce pilot or sample runs of product formulation prototypes to ensure stability and/or efficacy and to determine ingredient interaction. We have implemented quality control procedures to verify that all products comply with established specifications and standards in compliance with both United States Pharmacopoeia, or USP, and Good Manufacturing Practices, or GMP, promulgated by the Food and Drug Administration, or FDA. Research of this type is a part of the internal overhead operating expenses incurred by us and the associated incremental outside costs of research and development activities have not been significant to date. Other than recurring overhead expenses incurred for product improvement activities, expenses incurred for research and development activities have not been significant.

Competition

        Our products are sold primarily in domestic as well as limited foreign markets in competition with other private label manufacturing and marketing companies. The vitamin and nutritional supplement industries are highly competitive, and competition continues to increase.

Competition for the sale of products comes from many sources, including companies that sell nutraceuticals to supermarkets, large chain discount retailers, drug store chains and independent drug stores, health food stores, and others who sell to wholesalers, as well as mail order vendors, electronic commerce and network marketing companies. We do not believe it is possible to accurately estimate the number or size of our many competitors, as the vitamin industry is largely privately held and highly fragmented.

        We believe the industries in which we operate continue to see significant changes through merger and acquisition consolidations, as well as contractions due to a general slowing of the prior growth trend. Many industry experts expect this trend to continue for the foreseeable future in food and nutrition companies, multilevel marketing and direct marketing organizations and electronic commerce firms.

        Based on industry data, the botanicals and supplements industry is experiencing a trend of slowed to contracting growth. The industry, while still estimated at approximately $20 billion annually, is believed to be moving into a mature stage where greater price pressure and modest market expansion will continue to increase competition.

Government Regulation

        The formulation, manufacturing, packaging, labeling, advertising and distribution of our products are subject to regulation by one or more federal agencies, including the FDA, the Federal Trade Commission, or FTC, the Consumer Product Safety Commission, or CPSC, the United States Department of Agriculture, or DOA, the United States Postal Service, or USPS, and the Environmental Protection Agency, or EPA. These activities are also regulated by various agencies of the states and localities in which our products are sold, including without limitation the California Department of Health Services, Food and Drug branch. The FDA and FTC in particular regulate the advertising, labeling and sales of vitamin and mineral supplements and may take regulatory action concerning medical claims, misleading or untruthful advertising, and product safety issues. These regulations include the FDA’s GMPs for foods.

        Detailed dietary supplement GMPs have been proposed, but no regulations have been adopted. Additional dietary supplement regulations were adopted by the FDA pursuant to the implementation of the Dietary Supplement Health and Education Act of 1994, or DSHEA.

        We may be subject, from time to time, to additional laws or regulations administered by the FDA or other federal, state or foreign regulatory authorities, or to revised interpretations of current laws or regulations. We are unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require us to: reformulate certain products to meet new standards; recall or discontinue certain products not able to be reformulated; expand documentation of the properties of certain products; expand or provide different labeling and scientific substantiation; or, impose additional record keeping requirements. Any or all such requirements could have a material adverse effect on our results of operations and financial position.

Other Laws

        We are also subject to other federal, state and local laws, pertaining to matters such as safe working conditions and fire hazard control.

Employees

        At December 31, 2004, we employed a total of 86 full time and two part-time employees in our operations, with Bactolac employing 84 people and four employed (two full-time and two part-time) in holding company executive management. The employees at Bactolac are engaged in management and sales, quality control, production and administration.

        We have never experienced a work stoppage, and none of our employees is currently represented by a union or any other form of collective bargaining unit. We believe our relations with our employees are good.

Facilities

        Bactolac, headquartered in Hauppauge, New York, conducts its operations in a leased facility comprising approximately 32,700 square feet. Bactolac’s current monthly rental is approximately $30,000 (of which $6,000 pertains to improvements made by a related party), that escalates over the remaining term on the lease, through December 2010. We have an additional five-year renewal option on the facility. Bactolac leases this facility from Shilpa Saketh Realty, Inc., an entity owned by Dr. Pailla M. Reddy, Chairman of our board of directors and President of Bactolac. During the third quarter of 2004, Bactolac leased an additional 29,000 square feet under a five-year agreement, from an unrelated third party, as expansion space. In addition, we currently rent administrative office space in Houston, Texas, on a temporary, short-term basis for approximately $600 per month. We believe that our facilities are suitable and adequate and will be sufficient for anticipated growth.

Legal Proceedings

        Bactolac is a defendant in an action brought by Health Support, Inc., during the last quarter of 2003 in Supreme Court – State of New York, Nassau County. Health Support appears to seek damages of $650,000 for each of three causes of action, namely breach of contract, breach of warranty and damage to good name and reputation. Health Support alleges that in or about August 2002, a contract was entered into between the parties providing for Bactolac to produce a dietary supplement product for Health Support. Bactolac has answered the complaint and denies any liability. Specifically, Bactolac denies that there is any contractual agreement between the parties. Bactolac believes that the plaintiff’s claims are without merit and intends to vigorously defend this action and has asserted numerous affirmative defenses in this matter. On March 2, 2005, the judge in this matter issued an order in the summary judgment filed by Bactolac which sought the dismissal of Health Support’s complaint. The order dismissed all claims for lost profits, damage to business reputation and breach of warranty. The order allows Health Support to pursue its claims for any actual costs Health Support can prove were paid if Health Support can demonstrate that products were not manufactured under the specification provided by Health Support to Bactolac. While it is too early to provide an evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss regarding the remaining portion of the complaint, Bactolac believes that any ultimate resolution, even if unfavorable will not be material to the results of operations or financial position of the Company.

        We are not a party to any other legal proceedings, the adverse outcome of which would, in management’s opinion, have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth the names and ages of our directors and executive officers:

Name Dr. Pailla M. Reddy Gregory Pusey Jeffrey G. McGonegal F. Wayne Ballenger Randall D. Humphreys David E. Welch	Age 44 52 53 57 50 57	Position Chairman and Director President, Chief Executive Officer and Director Senior Vice President - Finance and Secretary Director Director Director

        Directors hold office for a period of one year from their election at the annual meeting of stockholders and until their successors are duly elected and qualified. Officers are elected by, and serve at the discretion of, the board of directors. None of the above individuals has any family relationship with any other.

        Directors do not receive payment for attending board of directors meetings, but are reimbursed for out-of- pocket expenses. Outside directors are paid $1,000 per month for their services. They do typically receive stock options upon joining. Our directors are reimbursed for all expenses incurred by them in attending board meetings.

        Following is a summary of the business experience of each of our directors and executive officers:

        Dr. Pailla M. Reddy has been a director since 1999, including serving previously as a director of Nutrition For life International, Inc., or NFLI, our predecessor company and is currently the Chairman of our board of directors. Dr. Reddy founded Bactolac and has served as an officer and director of Bactolac since 1995. From 1991 to 1995, he was production manager for Max Pharmaceutical, Inc. From 1983 to 1991, Dr. Reddy held various positions with Wellcome Pharmaceuticals Ltd., including research chemist and production manager. Dr. Reddy received a B.Sc. degree in chemistry from Osmania University in India, and M.Sc. and Ph.D. degrees in organic chemistry from Kanpur University in India.

        Gregory Pusey has been a director since November 1999. He also served previously as a director of NFLI, our predecessor company from 1994 to 1998. Until May 31, 2004, he also served as our Chairman of the board of directors. Effective June 1, 2004 he was elected our Chief Executive Officer and President. He has served as President of Livingston Capital, Ltd., a private venture capital firm since 1987. Since 1988, Mr. Pusey has been the President and a director of Cambridge Holdings, Ltd., a public real estate and business development company. Mr. Pusey also serves as Chairman and a director of AspenBio,

Inc., a public biotechnology company and A4S Technologies, Inc. Mr. Pusey graduated summa cum laude from Boston College with a B.S. degree in finance in 1974.

        Jeffrey G. McGonegal became our Senior Vice President — Finance in February 2000. Mr. McGonegal also has served as our Secretary since 2002. Since 1997, Mr. McGonegal has served as Managing Director of McGonegal and Co., a company engaged in providing accounting and business consulting services. Mr. McGonegal served as a consultant to us in connection with the acquisitions we made in 1999. From 1974 to 1997, Mr. McGonegal was an accountant with BDO Seidman LLP. While at BDO Seidman LLP, Mr. McGonegal served as managing partner of the Denver, Colorado office. Since 2000, Mr. McGonegal has been a director and Vice President of Finance and Secretary of Cambridge Holdings, Ltd., a public real estate and business development company. Mr. McGonegal also serves as Chief Financial Officer of AspenBio, Inc., a public biotechnology company. Since October 2004, Mr. McGonegal has also served as a director and secretary of Applied Medical Devices, Inc., a public company exploring business opportunities. Mr. McGonegal is a member of the board of directors of The Rockies Venture Club, Inc. He received a B.A. degree in accounting from Florida State University.

    F. Wayne Ballenger has been a director since November 1995, including serving as a director of our predecessor company, Nutrition For Life International, Inc. Mr. Ballenger serves as a loan officer for Small Business Loan Source, LLC, a position he has held since 2003. From 2000 to 2003, he served as a consultant in various financial consulting capacities. He served as President of First Commercial Capital from 1995 to 2000. He has also served as President of Puncture Guard LLC since December 1994. From March 1992 to December 1994, he served as director of sales and marketing for Petrolon, Inc., a multi-level marketing organization. Immediately prior thereto, he served as a vice president of Southwest Bank of Texas with commercial lending responsibilities. Mr. Ballenger received a B.B.A. degree from the University of the South in 1968.

        Randall D. Humphreys has been a director since June 2001. Mr. Humphreys is Chairman and Managing Director of the investment firm, Glenwood Capital, LLC., a position he had held since 2001. From 1997 to 2001, he was the Chairman and Managing Director of Enterprise Merchant Banc, L.L.C. During 1997 he led the diversification effort of St. Joseph Light and Power, a New York Stock Exchange listed utility. During 1996, he served as a financial consultant. From 1986 through 1995, Mr. Humphreys served as the Senior Operations Officer of Brierly Investments Limited. Mr. Humphreys is a graduate of Kansas State University.

        David E. Welch has been a director since February 2003. Mr. Welch has served as Vice President, Chief Financial Officer, Secretary and Treasurer of American Millennium Corporation, Inc., a public company located in Golden, Colorado, since April 2004. American Millennium Corporation offers hardware and software systems that tracks and monitors remote commercial or industrial assets. He also is a self-employed financial consultant. From July 1999 to June 2002, Mr. Welch served as Chief Financial Officer, Secretary and Treasurer of Active Link Communications, Inc., another public company. During 1998, he served as Chief Information Officer for Language Management International, Inc., a multinational translation firm located in Denver, Colorado. From 1996 to 1997, he was Director of Information Systems for Mircromedex, Inc., an electronic publishing firm, located in Denver, Colorado. Mr. Welch also serves on the board of directors of AspenBio, Inc. and Communication Intelligence Corporation, both public companies. Mr. Welch is a Certified Public Accountant, licensed in Colorado.

Committees of the Board of Directors

        Our board of directors has appointed an audit committee, a nominating committee and a compensation committee. The composition of the audit committee complies with the requirements of The Nasdaq SmallCap Market and the Sarbanes-Oxley Act of 2002. The membership and duties of each committee are summarized below.

Audit Committee

        We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. David E Welch (Chairman), Randall D. Humphreys and F. Wayne Ballenger are members of the audit committee. The board of directors has determined that at least one person on the audit committee, David E. Welch, qualifies as a “financial expert” as defined by Item 401 of Regulation S-B of the Sarbanes-Oxley Act. Mr. Welch also meets the Securities and Exchange definition of an “independent” director. The board of directors has adopted a written charter for the audit committee.

Compensation Committee

        The compensation committee of the board of directors has been established to periodically review the compensation philosophy for our executives, and to recommend to the board of directors compensation packages for our executives. The compensation committee also reviews and recommends to the board of directors any additions to or revisions of our stock option plans. The compensation committee consists exclusively of non-employee directors, appointed by resolution of the entire board of directors and currently is comprised of F. Wayne Ballenger, Randall D. Humphreys and David E. Welch.

        The compensation committee’s objective is to set executive compensation at levels which (a) are fair and reasonable to the stockholders, (b) link executive compensation to long-term and short-term interest of the stockholders, and (c) are sufficient to attract, motivate and retain outstanding individuals for executive positions.

        Fairness to the stockholders is balanced with the need to attract, retain and motivate outstanding individuals by comparing our executive compensation with the compensation of executives at other companies. The compensation committee’s overall goal is to achieve strong performance by us and our executives by affording the executives the opportunity to be rewarded for strong performance. The compensation committee attempts to provide both short-term and long-term incentive pay. To accomplish its objectives, the compensation committee has structured the executive compensation program with three primary components. These primary components are base salary, annual incentives, and long-term incentives.

        The compensation committee periodically reviews executive salaries. In addition to the external competitive compensation market, base salary levels reflect each officer’s performance over time and each individual’s role with us. Consequently, employees with higher levels of sustained performance over time and/or employees assuming greater responsibilities will typically be paid correspondingly higher salaries. Individual performance criteria used to assess performance include leadership, professionalism, initiative and dependability. However, individual performance assessments are made qualitatively and in total, and no specific weightings are attached to these performance indicators, nor is a formula utilized in determining appropriate salary increases or salary levels.

        The compensation committee periodically reviews the performance of executive officers to determine whether bonuses should be paid to those persons. The compensation committee has not established specific performance measures for determining the award of bonuses. The compensation committee believes that bonuses should be provided to reward key employees based on our performance and the performance of the individual and to provide competitive cash compensation opportunities to our executives. During June 2001, following the closing of the sale of our former subsidiary Nutrition For Life, Inc., bonuses of $75,000, $50,000 and $30,000 were paid to Messrs. Bertrand, Pusey and McGonegal, respectively. In September 2001, a bonus of 103,000 shares of our common stock (valued at $97,850) was approved for Dr. Reddy, and the shares were issued subsequent to the fiscal year-end. During the year ended September 30, 2003, bonuses of $9,615, $4,808 and $20,769 were paid to Messrs. Reddy, Pusey and McGonegal, respectively. During the year ended September 30, 2004, bonuses of $109,615, $19,808 and $40,769 were paid to Messrs. Reddy, Pusey and McGonegal, respectively.

        Our stock option plans are designed to focus executive efforts on our long-term goals and to maximize total return to our stockholders. The compensation committee believes that stock options advance the interests of employees and stockholders by providing value to the executives through stock price appreciation only. Options terminate if the employee’s employment with us is terminated. All options awarded must have an exercise price of at least 100% of fair market value on the date of grant.

        The exact number of shares granted to a particular participant reflects both the participant’s performance and role with us, as well as our financial success, and our future business plans. All of these factors are assessed subjectively and are not weighted. In determining each grant, the compensation committee also considers the number of stock options which are outstanding, and the total number of options to be awarded.

        In making grants during the fiscal year ended September 30, 2004, the compensation committee also considered the number of outstanding options previously granted to each officer. The compensation committee believes that its awards were consistent with our compensation philosophy to increase the emphasis placed on long-term incentives and to be competitive in its total compensation program.

        Under Section 162(m) of the Internal Revenue Code of 1986, as amended, public companies are precluded from receiving a tax deduction on compensation paid to executive officers in excess of $1,000,000, unless the compensation is excluded from the $1,000,000 limit as a result of being classified performance-based. At this time, our executive officers cash compensation levels do not exceed the payment limit and will most likely not be affected by the regulations in the near future. Nonetheless, the compensation committee intends to review its executive pay plans over time in light of these regulations.

Nominating Committee

        The entire board of directors comprises our nominating committee. The nominating committee oversees the process by which individuals may be nominated to our board of directors. While we hope to establish a separate nominating committee consisting of independent directors once the number of directors is expanded, the current size of our board of directors does not facilitate the establishment of a separate committee.

        The functions performed by the nominating committee include identifying potential directors and making recommendations as to the size, functions and composition of the board of directors and its committees. In making nominations, our nominating committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other Nominees to the board, in collectively serving the long-term interests of the stockholders.

        The nominating committee takes the following steps when making its determination as to whether to nominate someone to our board of directors:

•	Establish criteria for selection of potential directors, taking into consideration the following attributes which are desirable for a member of our board of directors: leadership; independence; interpersonal skills; financial acumen; business experiences; industry knowledge; and diversity of viewpoints. The nominating committee will periodically assess the criteria to ensure it is consistent with best practices and our goals.

•	Identify individuals who satisfy the criteria for selection to the board of directors and, after consultation with the Chairman of the board of directors, make recommendations to the board of directors on new candidates for board membership.

•	Receive and evaluate nominations for board of directors membership which are recommended by existing directors, corporate officers, or stockholders in accordance with policies set by the nominating committee and applicable laws.

        We have not engaged the services of or paid a fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

Code of Ethics

        On December 12, 2003, the board of directors adopted a Code of Ethics that applies to all of our officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller. Our Code of Ethics establishes standards and guidelines to assist the directors, officers, and employees in complying with both our corporate policies and with the law.

Liability and Indemnification of Officers and Directors

        Our Articles of Incorporation state that we shall indemnify our officers and directors against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they are made a party by reason of being or having been officers or directors. We are not required to indemnify our officers and directors with respect to matters to which they are adjudged in such action, suit or proceeding to be liable for gross negligence or willful misconduct in the performance of duty. In addition, director shall be liable o the corporation or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, to the fullest extent that such liability may be limited by Article 1302-7.06 of the Texas Miscellaneous Corporation Act, as it may be amended from time to time (or any provision of succeeding law that corresponds to Article 1302-7.06)

        Our Articles of Incorporation include the following provisions:

        The Corporation shall indemnify any and all of its directors or officers or former directors or officers or any person who may have served at its request as a director or officer of any other corporation in which it owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them, in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers of the Corporation, or for such other corporation, except in relation to matters to which any such director or officer or former director or person shall be adjudged in such action, suit or proceeding to be liable for gross negligence or willful misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of shareholders, or otherwise.

        No director of the Corporation shall be liable to the Corporation or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, to the fullest extent that such liability may be limited by Article 1302-7.06 of the Texas Miscellaneous Corporation Act, as it may be amended from time to time (or any provision of succeeding law that corresponds to Article 1302-7.06).

Executive Compensation

        The following table sets forth certain information regarding compensation paid by us to our executive officers during the fiscal years ended September 30, 2002, 2003 and 2004.

						LONG TERM COMPENSATION
		ANNUAL COMPENSATION				AWARDS		PAYOUTS
Name and Principal Position	Year	Salary ($)	Bonus	Other Annual Compen- sation		Restricted Stock Awards	Options/SARs	LTIP Payouts	All other Compen- sation
Gregory Pusey
President, Chief	2002	$101,122	$—	$—		$—	75,000	$ —	$ —
Executive Officer and director	2003	144,711	4,808	—		—	—	—	—
	2004	127,404	19,808	—		—	75,000	—	—
Jeffrey G. McGonegal
Senior Vice President	2002	134,776	—	—		—	75,000	—	—
- Finance	2003	150,000	20,769	—		—	—	—	—
	2004	152,885	40,769	—		—	75,000	—	—
Pailla M. Reddy (1)
Chairman of Directors of
Advanced Nutraceuticals -
President, Chief Executive	2002	242,298	—	18,000	(2)	—	100,000	—	—
Officer and Chairman of the	2003	250,000	9,616	18,000	(2)	—	—	—	—
Board of Directors of	2004	254,808	109,615	18,000	(2)	—	150,000		—
Bactolac

(1)	We have obtained a life insurance policy on Dr. Reddy. The benefit amount of $7,000,000 constitutes “key-man” insurance and is payable to us.

(2)	Annual estimated value of company car provided for Dr. Reddy’s use under his employment contract.

Employment Agreements

        In connection with the acquisition of Bactolac in 1999, we entered into a two-year employment agreement with Dr. Pailla M. Reddy, the President of Bactolac. In November 2001, a new two-year agreement was signed and in March 2003 an amendment to the agreement was signed, extending the employment term to November 2005. Dr. Reddy currently receives an annual salary of $250,000 and may receive a performance bonus at our discretion. He is also entitled to continued use of the vehicle that is leased by Bactolac.

        In February 2003, we entered into an employment agreement with Jeffrey G. McGonegal, Senior Vice President — Finance for a two year term under which he currently receives an annual salary of $150,000 and may receive a performance bonus at our discretion

Equity Compensation Plan Information

        Our 1995 Stock Option Plan as amended provides for a total of 1,250,000 shares of common stock to be reserved for the grant of options to purchase common stock. The terms of the options generally provide for grants by our board of directors at fair market value and such options are subject to vesting and expire if an employee leaves the company. At September 30, 2004, there were 1,163,720 shares reserved for the grant of outstanding options under the plan. During January 2005, an additional 220,000 options to purchase common stock were granted exercisable at prices ranging from $3.95 to $4.35.

Option Grants in Fiscal Year Ended September 30, 2004

        The following table sets forth information with respect to stock option grants to our executive officers during the fiscal year ended September 30, 2004:

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term

Name	Number of Securities underlying Options/SARs granted (#)	Percent of Total options/SARs granted to employees in fiscal year	Exercise or base price ($/Sh)	Expiration date	5% ($)	10% ($)

Gregory Pusey	75,000	16%	$ .74	2009	$15,284	$33,913
Jeffrey G. McGonegal	75,000	16%	$ .67	2014	$31,759	$80,484
Pailla M. Reddy	150,000	32%	$ .74	2009	$30,695	$67,828

Option Exercises and Year-End Values

        The following table shows option exercises by our executive officers during the fiscal year ended September 30, 2004 and the number and value of unexercised options at September 30, 2004.

Name	Number of Shares Under- Lying Options Exercised (#)	Value Realized ($)	Number of Unexercised Options At Year End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Year End ($) Exercisable/ Unexercisable (1)
Gregory Pusey	0	0	200,000 / 25,000	$409,150 / $62,350
Jeffrey G. McGonegal	0	0	225,000 / 25,000	$412,250 /$63,500
Pailla M. Reddy	0	0	83,333 / 91,667	$643,175 / $83,125

(1)     Based on the price of our common stock of $3.00 on September 30, 2004 as reported by the OTC Bulletin Board.

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS AND BENEFICIAL OWNERS OF GREATER THAN 5% OF OUR COMMON STOCK

        The following table sets forth information with respect to the beneficial ownership of our common stock including shares issuable within 60 days from the date hereof upon exercise of stock options by:

•	Each holder of more than 5% of our common stock;
•	Each of our officers and directors; and
•	All of our executive officers, directors and 5% or greater stockholders as a group.

               Name and Address

Dr. Pailla M. Reddy (1)
7 Oser Avenue
Hauppauge, NY 11788

Gregory Pusey (2)
106 S. University, No. 14
Denver, CO 80209

Cambridge Holdings, Ltd.
Gregory Pusey, President
106 S. University, No. 14
Denver, CO 80209

Jeffrey G. McGonegal (3)
1905 West Valley Vista Drive
Castle Rock, CO 80109

F. Wayne Ballenger (4)
3134 Meadway Drive
Houston, TX 77082

Randall D. Humphreys (5)
9150 Glenwood
Overland Park, KS 66212

Glenwood Capital Partners I, LP
Randall D. Humphreys, Mgr of GP
9150 Glenwood
Overland Park, KS 66212

David E. Welch (6)
1729 E. Otero Avenue
Centennial, CO 80122

All officers, directors and 5% stockholders as
a group (eight persons)(7)	Number of Shares of Common Stock Owned Prior to Offering 2,725,948 1,002,605 670,085 258,363 33,750 376,270 348,770 15,000 4,411,936	Percent of Common Stock Owned Prior to Offering 50.6% 19.4% 13.1$ 4.9% 0.7% 7.4% 6.8% 0.3% 76.2%	Percent of Common Stock Owned After Offering 50.6% 6.3% 0.0% 4.9% 0.7% 0.5% 0.0% 0.3% 56.3%

(1)	Includes options to acquire (i) 75,000 shares of common stock at $1.16 per share, (ii) 66,667 shares of common stock at $.506 per share, (iii) 100,000 shares at $.715, and 50,000 shares of common stock at $.792 per share. Does not include options to acquire 33,333 shares at $.506 per share which become exercisable in September 2005 and options to acquire 70,000 shares at $4.345 per share which become exercisable in July 2005.

(2)	Includes 20,328 shares held by his wife, individually and as custodian for their minor children, 670,085 shares held by Cambridge Holdings, Ltd., a corporation in which he is a principal stockholder, and options to acquire (i) 12,500 shares of common stock at $11.36 per share (ii) 62,500 shares of common stock at $1.16 per share, (iii) 50,000 shares of common stock at $.506 per share, (iv) 50,000 shares of Common Stock at $.72 per share, and (v) 25,000 shares of common stock at $.792 per share. Does not include options to acquire 25,000 shares at $.506 per share which become exercisable in September 2005 and options to acquire 60,000 shares at $4.345 per share which become exercisable in July 2005.

(3)	Includes 2,663 shares held in the name of McGonegal Family Partnership and options to acquire (i) 25,000 shares of common stock at $9.00 per share (ii) 25,000 shares at $2.25 per share (iii) 50,000 shares of common stock at $1.16 per share (iv) 50,000 shares of common stock at $.46 per share, (v) 50,000 shares at $.65 per share, and (vi) 25,000 shares at $.72 per share. Does not include options to acquire 25,000 shares at $.46 per share which become exercisable in September 2005 and options to acquire 60,000 shares at $3.95 per share which become exercisable in July 2005.

(4)	Includes options to acquire (i) 6,250 shares of common stock at $11.36 per share, (ii) 12,500 shares at $1.16 per share, (iii) 6,667 shares at $.46 per share, (iv) 3,333 shares at $.52 per share, and (v) 5,000 shares at $.72. Does not include options to acquire 3,333 shares at $.46 per share which become exercisable in September 2005, nor options to acquire 6,667 shares at $.52 per share which become exercisable 3,334 in December 2005 and 3,333 in December 2006 and options to acquire 10,000 shares at $3.95 per share which become exercisable in July 2005.

(5)	Includes 348,770 shares of common stock held by Glenwood Capital Partners I, LP, a partnership in which he is the general partner, and options to acquire (i) 12,500 shares of common stock at $1.26 per share, (ii) 6,667 shares of common stock at $.46 per share, (iii) 3,333 shares at $.52 per share, and (v) 5,000 shares at $.72 per share. Does not include options to acquire 3,333 shares at $.46 per share, which become exercisable in September 2005, nor options to acquire 6,667 shares at $.52 per share which become exercisable 3,334 in December 2005 and 3,333 in December 2006 and options to acquire 10,000 shares at $3.95 per share which become exercisable in July 2005.

(6)	Includes options to acquire (i) 6,667 shares of common stock at $.63 per share, (ii) 3,333 shares at $.52 per share, and (ii) 5,000 shares at $.72 per share. Does not include options to acquire 3,333 shares at $.63 per share which become exercisable in February 2006, nor options to acquire 6,667 shares at $.52 per share which become exercisable 3,334 in December 2005 and 3,333 in December 2006 and options to acquire 10,000 shares at $3.95 per share which become exercisable in July 2005.

(7)	See footnotes 1 through 6.

SELLING STOCKHOLDERS

           The following table sets forth the names of the selling stockholders and the number of shares of our common stock beneficially owned by the selling stockholders as of the date hereof. Each selling stockholder is offering all shares owned by it.

        The following shares may be offered from time to time by the selling stockholders named below who are not obligated to sell any of their shares of common stock. Since the selling stockholders may sell all or part of the shares of common stock offered in this prospectus, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of this offering.

        Except as otherwise indicated below, each of the persons named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

	Shares Beneficially Owned and Offered as of the Offering Date (1)
Name of Beneficial Owner	Shares Owned Prior to Offering	Percent Owned Prior to Offering	Shares Being Offered	Shares to be Owned After Offering	Percent to be Owned After Offering
Cambridge Holdings, Ltd.(2)
Gregory Pusey -President	670,085	13.1%	670,085	0	0.0%

Glenwood Capital Partners I, LP, (3)
Randall Humphreys - Mgr of GP	348,770	6.8%	348,770	0	0.0%

Totals:	1,018,855	19.9%	1,018,855	0	0.0%

(1)     Beneficial ownership is calculated in accordance with Rule 13d-3 (d) of the Securities Exchange Act of 1934, as amended. Under Rule 13d-3 (d), shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person of the class, but not deemed outstanding for the purpose of calculating the percentage owned of the class by any other person. Assumes that all shares registered hereunder are sold by the selling stockholders.
(2)     Gregory Pusey, one of our directors and officers is President of Cambridge Holdings, Ltd.
(3)     Randall Humphreys, one of our directors, is in the manager of the partnership that owns and controls Glenwood Capital Partners I. LP.

Plan of Distribution

        The selling stockholders have exercised their right to require us to register the shares which the selling stockholders purchased from us in private transactions. The selling stockholders were granted certain registration rights pursuant to which we agreed to maintain a current registration statement to permit public sale of the shares. We will pay all of the expenses incident to the offering and sale of the shares to the public by the selling stockholders other than commissions and discounts of underwriters, dealers or agents, if any. Expenses to be paid by us include legal and accounting fees in connection with the preparation of the registration statement of which this prospectus is a part, legal fees in connection with the qualification of the sale of the Shares under the laws of certain states, registration and filing fees, printing expenses, and other expenses. We will not receive any proceeds from the sale of the shares by the selling stockholders, except to the extent of any cash exercise price paid to us upon exercise of warrants.

        The shares of our common stock which the selling stockholders are offering for resale will be sold from time to time in one or more of the following transactions:

•	Block transactions;
•	Transactions on the OTC Bulletin Board or on such other market on which our common stock may from time to time be trading;
•	Privately negotiated transactions;
•	Through the writing of options on the shares;
•	Short sales; or
•	Any combination of these transactions.

        The sale price to the public in these transactions may be:

•	The market price prevailing at the time of sale;
•	A price related to the prevailing market price;
•	Negotiated prices; or
•	Such other price as the selling stockholders determine from time to time.

        In the event that we permit or cause this prospectus to lapse, the selling stockholders may sell shares of our common stock pursuant to Rule 144 under the Securities Act of 1933. The selling stockholders will have the sole and absolute discretion not to accept any purchase offer or make any sale of these shares of our common stock if they deem the purchase price to be unsatisfactory at any particular time.

        The selling stockholders may also sell these shares of our common stock directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of these shares of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both. As to a particular broker-dealer, this compensation might be in excess of customary commissions. Market makers and block purchasers purchasing these shares of our common stock will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of our common stock in block transactions to market makers or other purchasers at a price per share which may be below the prevailing market price of our common stock. There can be no assurance that all or any of these shares of our common stock offered hereby will be issued to, or sold by, the selling stockholders. Upon effecting the sale of any of these shares of our common stock offered under this prospectus, the selling stockholders and any brokers, dealers or agents, hereby, are “underwriters” as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

        Alternatively, the selling stockholders may sell all or any part of the shares of our common stock offered hereby through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into an agreement or agreements with an underwriter, then the relevant details will be set forth in a supplement or revision to this prospectus.

        The selling stockholders and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of these shares of our common stock by, the selling stockholders. Furthermore, pursuant to Regulation M, a person engaged in a distribution of our securities is prohibited from bidding for, purchasing, or attempting to induce any person to bid for or purchase our securities for a period beginning five business days prior to the date of this prospectus until such person is no longer a selling stockholder. These regulations may affect the marketability of these shares of our common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Dr. Pailla M. Reddy, the Chairman of our board of directors and President and founder of Bactolac, owns (through an entity he controls) the land and building that Bactolac leases under a non-cancelable operating lease. The lease agreement currently requires monthly rental payments of approximately $29,000 and the lease extends to December 2010, with a renewal option for an additional five-year term.

        Gregory Pusey is our President and Chief Executive Officer and a director. He is also the President, a director and a stockholder of Cambridge Holdings, Ltd. Jeffrey G. McGonegal, our Senior Vice President — Finance is a director and Chief Financial Officer for Cambridge Holdings, Ltd. In connection with loans that we received prior to October 2002 that were subsequently converted into our common stock, warrants to purchase 50,000 shares were issued to Cambridge to allow Cambridge to acquire shares of our common stock at $1.00 per share. During June 2004, these warrants were converted into 40,384, shares of our common stock on a cashless basis pursuant to the terms of the warrant agreement.

        Randall D. Humphreys is a director. He is also an affiliate of Glenwood Capital Partners I, LP. In connection with loans that we received prior to October 2002 that were subsequently converted into our common stock, warrants to purchase 35,000 shares were issued to Glenwood to allow Glenwood to acquire shares of our common stock at $1.00 per share. During June 2004, these warrants were converted into 29,269 shares of our common stock on a cashless basis pursuant to the terms of the warrant agreement.

DESCRIPTION OF SECURITIES

General

        We are authorized to issue 20,000,000 shares of $.01 par value common stock and 1,000,000 shares of $.001 par value preferred stock . As of the date hereof, there are 5,097,830 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

        Each holder of record of our common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting in the election of directors is not authorized by our Articles of Incorporation.

        Holders of outstanding shares of our common stock are entitled to those dividends declared by the board of directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of the affairs of the company, holders are entitled to receive ratably the net assets of the company available to the stockholders. Holders of outstanding common stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of common stock are, and all unissued shares of common stock, when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that additional shares of our common stock may be issued in the future, the relative interests of the then existing stockholders may be diluted. Under the terms of our credit facility we are restricted from paying dividends.

Preferred Stock

        Shares of preferred stock may be issued from time to time in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our board of directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of our common stock.

Dividends

        No dividends have been declared by us in the prior two years. It is not likely that dividends will be declared in the fiscal year ending September 30, 2005. Under our current loan agreement, we may not declare any dividends without the consent of its lender. Subject to obtaining the lender’s consent, the determination of the payment of dividends in the future will be within the discretion of our board of directors and will depend on our earnings, capital requirements and operating and financial condition, among other factors.

Transfer Agent

        Our transfer agent is Corporate Stock Transfer , Denver, Colorado.

Listing

        Our common stock is listed on the OTC Bulletin Board under the symbol “ANII.OB.”

SHARES ELIGIBLE FOR FUTURE SALE

        We have outstanding 5,097,830 shares of common stock, 4,078,975 of which are free trading or subject to sale under Rule 144 of the Securities Act and may be sold without restriction and 1,018,855 of which have been registered by this prospectus.

        In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, including a person who may be deemed our affiliate, is entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock; or
•	The average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

        Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 under the Securities Act that were purchased from us, or any affiliate, at least two years previously, is entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

        Future sales of restricted common stock under Rule 144 or otherwise or of the shares, which we are registering under this prospectus, could negatively impact the market price of our common stock. We are unable to estimate the number of shares that may be sold in the future by our existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock by existing stockholders could adversely affect prevailing market prices.

LEGAL MATTERS

        Legal matters in connection with the shares of common stock being offered for resale hereby have been passed on for us by the law firm of Brownstein Hyatt & Farber, P.C., Denver, Colorado.

EXPERTS

        The audited consolidated financial statements of Advanced Nutraceuticals, Inc., and subsidiaries as of September 30, 2004 and for each of the years in the two-year period then ended included herein and elsewhere in this Prospectus and Registration Statement have been audited by GHP Horwath, P.C., independent registered public accounting firm, for the periods and to the extent set forth in their report appearing herein and elsewhere in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

CHANGES IN ACCOUNTANTS

        On September 10, 2003, we dismissed Grant Thornton LLP ("GT") as our principal accountant. The decision to change accountants was approved by our Audit Committee of the Board of Directors.

        The reports of GT on the financial statements of the Company for the fiscal year ended September 30, 2002 contained an explanatory paragraph stating that the Company changed its method of accounting for goodwill and other intangible assets for the year ended September 30, 2002. With the exception of the foregoing, the reports of GT on the financial statements of the Company for either of the past two fiscal years ended September 30, 2002 and 2001 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

        The Company does not believe there were disagreements with GT for the years ended September 30, 2002 and 2001 and for interim periods through September 10, 2003 on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of GT would have caused GT to make reference to the subject matter of the disagreement in connection with its reports.

        On September 12, 2003, we engaged GHP Horwath, P.C. ("GHP") as our certifying accountants to audit our financial statements for the fiscal year ending September 30, 2003. During our two most recent fiscal years and the interim period prior to its agreement to engage GHP as our principal accountants, neither the Company nor anyone on its behalf had consulted GHP on either (i) the application of accounting principles to any transaction (completed or proposed) or (ii) the type of audit report that might be rendered on the Company's financial statements, or (iii) any matter that was either the subject of a disagreement or reportable event as such terms are defined in Item 304 of Regulation S-K.

        There have been no disagreements between us and our independent accountants on any matter of accounting principles or practices or financial statement disclosure.

ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form SB-2 under the Securities Act of 1933 with respect to our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to Advanced Nutraceuticals, Inc, and our common stock offered hereby, reference is made to the registration statement and the exhibits filed as part of the registration statement. Following the effective date of the prospectus, we will be required to file periodic reports with the Securities and Exchange Commission, including quarterly reports, annual reports which include our audited financial statements and proxy statements. The registration statement, including exhibits thereto, and all of our periodic reports may be inspected without charge at the Securities and Exchange Commission’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, after payment of fees prescribed by the Securities and Exchange Commission. You may obtain additional information regarding the operation of the Public Reference Section by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address: http://www.sec.gov.

Advanced Nutraceuticals, Inc.

INDEX TO FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements

Consolidated Balance Sheet at December 31, 2004

Consolidated Statements of Operations for the Three
                 Months Ended December 31, 2004 and 2003

Condensed Consolidated Statements of Cash Flows for the
                 Three Months Ended December 31, 2004 and 2003

Notes to Unaudited Condensed Consolidated Financial Statements	F-2 F-3 F-4 F-5

Audited Annual Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheet as of September 30, 2004

Consolidated Statements of Operations for the Years Ended
         September 30, 2004 and 2003

Consolidated Statements of Stockholders' Equity for the Years Ended
   September 30, 2004 and 2003

Consolidated Statements of Cash Flows for the Years Ended
         September 30, 2004 and 2003

Notes to Consolidated Financial Statements	F-9 F-10 F-11 F-12 F-13 F-14

ADVANCED NUTRACEUTICALS, INC. CONSOLIDATED BALANCE SHEET DECEMBER 31, 2004 (Unaudited)

ASSETS

Current assets:
Cash and cash equivalents	$2,240,289
Receivables, net	2,843,803
Inventories	2,197,381
Deferred tax assets	1,475,000
Prepaid expenses and other assets	8,101

Total Current Assets	8,764,574
Property and equipment, net	1,229,248
Goodwill	7,563,913
Deferred tax assets	310,000
Other assets	115,964

$17,983,699

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,186,356
Accrued compensation	67,994
Accrued expenses and other liabilities	28,646
Credit facility	1,034,922
Current portion of long-term debt	14,895

Total Current Liabilities	2,332,813

Long-term debt:
Credit facility	59,671
Other long-term debt	30,916

90,587

Total Liabilities	2,423,400

Commitments and contingencies
Stockholders' equity:
Preferred stock; $.001 par value; 1,000,000
shares authorized; none outstanding	—
Common stock; $.01 par value; 20,000,000
shares authorized; 5,097,830 issued and outstanding	50,978
Additional paid-in capital	20,356,281
Accumulated deficit	(4,846,960)

Total Stockholders' Equity	15,560,299

$17,983,699

See accompanying notes to unaudited condensed consolidated financial statements.

ADVANCED NUTRACEUTICALS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS PERIODS ENDED DECEMBER 31, (Unaudited)

	Three Months Ended
	2004	2003
Net sales	$4,491,507	$4,075,073
Cost of sales	3,049,574	2,746,153

Gross profit	1,441,933	1,328,920
General and administrative
expenses	744,656	701,055

Operating income	697,277	627,865
Other income (expense):
Interest expense, net	(63,439)	(56,017)
Other, net	697	32,509

Income from continuing
operations before income taxes	634,535	604,357
Income tax expense	240,000	—

Income from continuing operations	394,535	604,357

Loss from discontinued operations	—	(405,061)

Net income	$394,535	$199,296

Earnings (loss) per share:
Basic:
Continuing operations	$.08	$.12
Discontinued operations	—	(.08)

Net income	$.08	$.04

Diluted:
Continuing operations	$.07	$.12
Discontinued operations	—	(.08)

Net income	$.07	$.04

Weighted average common shares outstanding:
Basic	5,097,830	4,992,789

Diluted	5,947,917	5,001,834

See accompanying notes to unaudited condensed consolidated financial statements.

ADVANCED NUTRACEUTICALS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended December 31,
	2004	2003
Net cash provided by (used in) operating activities:
Continuing operations	$613,931	$179,791
Discontinued operations	—	(147,642)
Net cash provided by (used in) investing activities:
Continuing operations	(183,899)	(49,163)
Discontinued operations	109,118	—
Net cash provided by (used in) financing activities:
Continuing operations	(85,369)	78,139
Discontinued operations	—	(126,148)

Net increase (decrease) in cash and cash equivalents	453,781	(65,023)
Cash and cash equivalents at beginning of period	1,786,508	1,043,926

Cash and cash equivalents at end of period	$2,240,289	$978,903

See accompanying notes to unaudited condensed consolidated financial statements.

ADVANCED NUTRACEUTICALS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INTERIM FINANCIAL STATEMENTS

        The accompanying financial statements of Advanced Nutraceuticals, Inc. (the “Company” or “ANI”) have been prepared in accordance with the instructions to quarterly reports on Form 10-QSB. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and changes in financial position at December 31, 2004, and for all periods presented have been made. Certain information and footnote data necessary for fair presentation of financial position and results of operations in conformity with accounting principles generally accepted in the United States of America have been condensed or omitted. It is therefore suggested that these financial statements be read in conjunction with the summary of significant accounting policies and notes to financial statements included in the Company’s Annual Report on Form 10-KSB. Certain amounts in the Company’s prior year financial statements have been reclassified to conform to the presentation used in the current year. The results of operations for the period ended December 31, 2004 are not necessarily an indication of operating results for the full year.

NOTE 1 — OPERATIONS AND MAJOR CUSTOMERS

        As described in Note 4, on March 23, 2004, the Company completed the sale of substantially all of the assets and operations of the Company’s subsidiary, ANI Pharmaceuticals, Inc. (“ANIP”) to an unrelated newly formed entity. The operations of ANIP are accounted for as a discontinued operation within these financial statements. The Company’s operations are currently conducted through one operating subsidiary, Bactolac Pharmaceutical Inc. (“Bactolac”), a private label contract manufacturer of vitamins and supplements located in Hauppauge, New York. The Company determines its operating results consistent with its management reporting and consolidated accounting policies. All of the assets and operating results as presented in the accompanying financial statements from continuing operations are associated with the Bactolac operation.

        Major Customers

        Other than as detailed under foreign sales, the Company’s revenues are generated from customers located in the United States. The following table summarizes sales from continuing operations to individual customers that comprised more than 10% of the Company’s net sales from continuing operations for the three-month periods ended December 31.

Customer A B C	2004 12.5% 10.0% 9.5%	2003 11.0% 8.2% 16.2%

ADVANCED NUTRACEUTICALS, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        Foreign Sales

        Export sales from continuing operations, primarily from customer B above, were approximately $451,000 and $334,000 for the three-month periods ended December 31, 2004 and 2003. The Company has no foreign assets.

NOTE 2 — DEBT AGREEMENTS

        In March 2003, the Company completed the refinancing of its senior debt facility with a new lender (the “Agreement”). The Agreement, as amended, provides the Company with a $3.4 million facility, consisting of a $2.5 million revolver, a $650,000 equipment term loan and a $257,000 equipment acquisition line. Interest on the revolver portion is paid monthly and the term loan portion of the facility provides for monthly principal payments of approximately $24,000, plus interest. Borrowings under the Agreement mature in March 2006, are collateralized by substantially all of the Company’s assets, and bear interest at rates that fluctuate with the prime rate, with the revolver at 2% over prime (not to be less than a total rate of 6.5%), 7.1% at December 31, 2004 and the equipment lines at 4.75% over prime (not to be less than a total rate of 9.25%), 9.9% at December 31, 2004. Due to the “floor” interest amounts under the Company’s credit facility, the 2003-2004 prime rate levels have not impacted the Company’s interest rate. Increases in the prime rate subsequent to September 30, 2004, have increased the Company’s interest expense. The credit facility requires a lockbox arrangement, which requires all receipts to be swept daily to reduce borrowings outstanding under the credit facility. This arrangement, combined with a Subjective Acceleration Clause (“SAC”) in the credit facility, cause the revolving credit facility to be classified as a current liability, per guidance in the FASB’s Emerging Issues Task Force Issue 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement.” However, the Company does not expect to repay, or to be required to repay, within one year, the balance of the revolving credit facility classified as a current liability. The SAC, which is a typical requirement in commercial credit agreements, allows the lender to call the loan if it determines there has been a material adverse effect on the Company’s operations, business, properties, assets, liabilities, condition or prospects. The classification of the revolving credit facility as a current liability is a result only of the combination of the two aforementioned factors, the lockbox arrangement and the SAC. However, the revolving credit facility does not expire or have a maturity date within one year. Additionally, the lender has not notified the Company of any indication of a SAC as of the date of this filing.

        The Agreement contains a number of covenants, which include, among other items, maintenance of specified minimum net worth and fixed charge ratios, as well as limitations on capital expenditures and the payment of dividends. As of December 31, 2004, the Company was in compliance with the covenants of the Agreement.

        As of December 31, 2004, the total balance outstanding under the facility, including $348,000 outstanding under the term loan portion, amounted to $1,095,000, of which $1,035,000 has been classified as a current liability. Borrowings under the revolving portion of the secured credit facility totaled $746,000, with additional borrowings available of approximately $1,733,000, at December 31, 2004, based upon accounts receivable and inventory levels.

NOTE 3 — STOCK BASED COMPENSATION AND EARNINGS PER SHARE

        The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based employee compensation plans. The following table illustrates the effect on net income and income per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to its stock-based employee plans for options granted from 1999 to 2004, for the three month periods ended December 31. No options were granted during the three month period ended December 31, 2004.

	2004	2003
Net income as reported	$395,000	$199,000
Add: Stock-based employee compensation
expense included in reported net income
(loss), net of related tax effects	—	—
Deduct: Total stock-based employee
compensation expense determined
under fair value method for all awards,
net of related tax effects	(10,500)	(52,000)

Pro forma	$384,500	$147,000

Income (loss) per share:
As reported:
Basic	$.08	$.04
Diluted	$.07	$.04

Pro forma:
Basic	$.08	$.03
Diluted	$.06	$.03

NOTE 4 — DISCONTINUED OPERATIONS

        On March 23, 2004, the Company completed the sale of substantially all of the assets and operations of the Company’s subsidiary, ANIP, to an unrelated newly formed entity. The terms of the sale were cash of approximately $3.4 million and the assumption by the buyer of approximately $1.7 million in liabilities, primarily trade accounts payable. The Company used the entire cash proceeds, net of closing expenses and a $250,000 escrow requirement, to repay the outstanding balance on the mortgage on the ANIP facility and the balance to reduce the Company’s senior credit facility. The funds under the escrow requirement were released to the Company in September 2004. As a result of the sale of the assets, the Company recorded a loss of approximately $1,187,000 net of a deferred income tax benefit of $663,000. ANIP had previously been reported as a separate segment of the Company and was a contract and private label manufacturer of over-the-counter liquid and powder pharmaceutical products, primarily liquid stomach remedies, located in Gulfport, Mississippi. As a result of the sale of ANIP, the Company’s consolidated financial statements and related notes thereto have been reclassified to present the operations of ANIP as discontinued operations. Under the terms of the purchase agreement, typical representations and warranties were made by the Company to the buyer, which are the only remaining outstanding items from the sale transaction. The Company now operates in only one segment.

        Certain information with respect to discontinued operations of ANIP for the three months ended December 31, 2003 follows.

Net sales	$2,681,478

Gross profit	559,851

Operating expenses	843,471

Operating loss	(283,620)

Other expenses, including interest	(121,441)

Net loss	$(405,061)

        During November 2004, the Company closed on the sale of the remaining asset that was held for sale relating to the ANIP operations. The sale resulted in cash proceeds of approximately $109,000 and no gain or loss on the disposal.

NOTE 5 — CONTINGENCIES

        The Company’s subsidiary, Bactolac, has pending legal actions and claims incurred in the normal course of business. One action from a former customer seeks claims exceeding $650,000 on three causes of action. During the period subsequent to when the former customer alleges that Bactolac violated a production agreement, Bactolac produced less than $450 for this customer and during the Company’s entire relationship with the customer, less than $3,000 in product was sold to them. The next hearing on this matter has been scheduled for the spring of 2005. The Company believes that these actions, to the extent that they are material, are without merit and is actively pursuing the defense thereof. The Company believes that the ultimate resolution of these matters will not have a material effect on the Company’s financial condition, results of operations or cash flows. Depending however, on the amount and timing of an unfavorable resolution of these items, it is possible that the Company’s future results of operations or cash flows could be materially impacted in a particular period.

NOTE 6 — SUBSEQUENT EVENT — STOCKHOLDERS’ EQUITY

        During January 2005, the Company’s Board of Directors granted options to purchase 220,000 shares of common stock at $3.95 to $4.35 per share under the Incentive Stock Option Plan. The exercise price is equivalent to the fair market value of the common stock when granted and the options have a terms ranging from five to ten years.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Advanced Nutraceuticals, Inc. and Subsidiaries

        We have audited the accompanying consolidated balance sheet of Advanced Nutraceuticals, Inc. (a Texas corporation) and subsidiaries (the “Company”) as of September 30, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Nutraceuticals, Inc. and subsidiaries as of September 30, 2004, and the results of their operations and their cash flows for each of the years in the two-year period then ended in conformity with accounting principles generally accepted in the United States of America.

GHP Horwath, P. C. /s/ GHP Horwath, P. C. Denver, Colorado December 23, 2004, except for Note 6, as to which the date is January 6, 2005

ADVANCED NUTRACEUTICALS, INC. CONSOLIDATED BALANCE SHEET SEPTEMBER 30, 2004

ASSETS
Current Assets:
Cash and cash equivalents	$1,786,508
Receivables, net (Note 6)	2,936,631
Inventories (Notes 3 and 6)	1,816,076
Deferred tax assets (Note 5)	1,475,000
Prepaid expenses and other assets	20,062
Net assets held for sale (Note 2)	109,118

Total Current Assets	8,143,395
Property and equipment, net (Notes 4 and 6)	1,119,749
Goodwill	7,563,913
Deferred tax assets - net (Note 5)	550,000
Other assets	134,104

$17,511,161

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$918,383
Accrued compensation	101,720
Accrued expenses and other liabilities	99,521
Credit facility (Note 6)	1,025,524
Current portion of other long-term debt	15,655

Total Current Liabilities	2,160,803
Long-term Debt:
Credit facility (Note 6)	176,820
Other long-term debt	7,774

Total Liabilities	2,345,397

Commitments and contingencies (Note 8)	—
Stockholders' Equity (Note 9 and 10):
Preferred stock, $.001 par value; 1,000,000 shares
authorized; none issued	—
Common stock; $.01 par value; 20,000,000 shares authorized;
5,097,830 issued and outstanding	50,978
Additional paid-in capital	20,356,281
Accumulated deficit	(5,241,495)

Total Stockholders' Equity	15,165,764

$17,511,161

See accompanying notes to consolidated financial statements.

ADVANCED NUTRACEUTICALS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30,

	2004	2003
Net sales	$17,638,850	$12,794,268
Cost of sales	11,610,918	8,104,449

Gross profit	6,027,932	4,689,819
General and administrative expenses	2,849,244	2,554,186

Operating income	3,178,688	2,135,633

Other income (expense):
Interest expense, net	(281,202)	(201,669)
Other, net	5,652	1,626

	(275,550)	(200,043)

Income from continuing operations
before income tax benefit	2,903,138	1,935,590
Income tax benefit (Note 5)	1,332,161	—

Income from continuing operations	4,235,299	1,935,590
Discontinued operations (Note 2):
Loss from discontinued operations	(1,849,611)	(5,779,394)
Income tax benefit - deferred	663,000	—

Loss from discontinued operations	(1,186,611)	(5,779,394)

Net income (loss)	$3,048,688	$(3,843,804)

Basic income (loss) per common share:
Income from continuing operations	$.84	$.39
Loss from discontinued operations	(.23)	(1.16)

Net income (loss)	$.61	$(.77)

Diluted income (loss) per common share:
Income from continuing operations	$.74	$.38
Loss from discontinued operations	(.21)	(1.13)

Net income (loss)	$.53	$(.75)

Weighted average number of common shares outstanding:
Basic	5,028,907	4,992,789

Diluted	5,728,969	5,118,363

See accompanying notes to consolidated financial statements.

ADVANCED NUTRACEUTICALS, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at
September 30, 2002	4,992,789	$49,928	$20,322,048	$(4,446,379)	$15,925,597
Net loss for the year	—	—	—	(3,843,804)	(3,843,804)

Balance at
September 30, 2003	4,992,789	49,928	20,322,048	(8,290,183)	12,081,793
Common stock issued upon
exercise of options and
warrants (Note 9)	105,041	1,050	34,233	—	35,283
Net income for the year	—	—	—	3,048,688	3,048,688

Balance at
September 30, 2004	5,097,830	$50,978	$20,356,281	$(5,241,495)	$15,165,764

See accompanying notes to consolidated financial statements.

ADVANCED NUTRACEUTICALS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED SEPTEMBER 30,

	2004	2003
Cash flows from operating activities:
Income from continuing operations	$4,235,299	$1,935,590
Adjustments to reconcile income from continuing
operations to net cash provided by (used in)
operating activities:
Depreciation and amortization	357,758	224,247
Bad debt provision	254,000	96,000
Deferred tax benefit	(1,362,000)	—
Changes in assets and liabilities:
Receivables	(474,543)	(283,676)
Inventories	(556,165)	(472,782)
Prepaid and other assets	108,462	25,403
Accounts payable	(102,132)	229,488
Accrued expenses and other liabilities	133,632	(38,389)

Net cash flows from continuing operations	2,594,311	1,715,881
Net cash flows from discontinued operations	(492,276)	(1,047,371)

Net cash flows from operating activities	2,102,035	668,510

Cash flows from investing activities:
Collection of notes receivable	—	184,282
Acquisition of property and equipment	(243,167)	(385,712)

Net cash flows from continuing operations	(243,167)	(201,430)
Net cash flows from discontinued operations	3,389,906	229,965

Net cash flows from investing activities	3,146,739	28,535

Cash flows from financing activities:
Net payments on credit facility	(121,608)	(198,775)
Borrowings on long-term debt	—	448,240
Payments of long-term debt - related parties	—	(500,000)
Payment of long-term debt	(81,799)	(28,967)
Proceeds from issuance of common stock	35,283	—
Loan costs paid and other	—	(227,287)

Net cash flows from continuing operations	(168,124)	(506,789)
Net cash flows from discontinued operations	(4,338,067)	135,803

Net cash flows from financing activities	(4,506,191)	(370,986)

Net increase in cash and cash equivalents	742,583	326,059
Cash and cash equivalents, beginning of year	1,043,925	717,866

Cash and cash equivalents, end of year	$1,786,508	$1,043,925

See accompanying notes to consolidated financial statements.

ADVANCED NUTRACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Advanced Nutraceuticals, Inc. (“ANI” or the “Company”), a Texas corporation, was formed in 2000. On March 23, 2004, the Company completed the sale of substantially all of the assets and operations of the Company’s subsidiary, ANI Pharmaceuticals, Inc., (“ANIP”) to an unrelated newly formed entity (Note 2). The Company now operates as a contract and private label manufacturer of nutritional products through its operating subsidiary, Bactolac Pharmaceutical, Inc.

Principles Of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash And Cash Equivalents

        For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in short-term, interest bearing deposits with maturities of three months or less at the time of purchase.

Fair Value Of Financial Instruments

The Company’s financial instruments include accounts receivable, accounts payable, and long-term debt. The fair value of accounts receivable and accounts payable approximate their carrying values because their maturities are generally less than one year. The fair value of debt obligations are estimated to approximate their carrying values based upon their stated interest rates.

Revenue Recognition

        The Company sells its products to retailers and distributors primarily located in the United States. Revenues from the sale of products are recognized upon shipment to the customer. The Company records freight-out expenses as a general and administrative expense. For the years ended September 30, 2004 and 2003, freight out expenses (continuing operations) totaled $6,000 and $14,000.

        Accounts receivable are customer obligations due under normal trade terms. Generally the Company does not require collateral. Management provides an estimated allowance for uncollectible accounts based upon an assessment of amounts outstanding and evaluation of specific customer account balances. Write-offs of uncollectible accounts are charged against the allowance. The allowance for doubtful accounts at September 30, 2004 was $280,000.

Inventories

        Inventories are valued primarily at the lower of cost (first-in, first-out basis) or market.

Deferred loan costs

        Deferred loan costs, which have a carrying value at September 30, 2004 of $87,000, are included in other assets and are amortized on a straight-line basis over the three-year term of the respective debt agreement.

ADVANCED NUTRACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-lived Assets

        The Company reviews the carrying value of its long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recovered. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, is less than the carrying value of the asset. The measurement of the impairment losses to be recognized is based on the difference between the fair value and the carrying amounts of the assets. In order to determine if an asset has been impaired, assets are tested by operating segment and geographic location. During the year ended September 30, 2003, the Company recorded an impairment of certain long-lived assets held by ANIP (Note 2).

Property and Equipment

        Property and equipment are stated at cost. Depreciation on property and equipment is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the respective leases, not in excess of their estimated useful lives. For income tax purposes, depreciation on fixed assets is calculated using accelerated methods.

Intangible Assets

        Intangible assets consist of the excess of cost over net assets acquired, “goodwill”. Management of the Company evaluates the carrying value of goodwill annually or whenever a possible impairment is indicated.

Stock Options and Warrants

        The Company accounts for stock options issued to employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). During the years ended September 30, 2004 and 2003, all options issued to officers and employees were granted at an exercise price which equaled or exceeded the market price per share at the date of grant and accordingly, based upon an intrinsic valuation, no compensation expense was recorded relative to those grants.

        The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No.123 “Accounting for Stock-based Compensation” (“SFAS No. 123”). This statement requires that the Company provide proforma information regarding net income (loss) and basic and diluted earnings (loss) per share as if compensation cost for the Company’s employee stock options granted had been determined in accordance with the fair value based method prescribed in SFAS No. 123. Additionally, SFAS No. 123 generally requires that the Company record options issued to non-employees, based on the fair value of the options.

SFAS NO. 123 Pro Forma Computation

        The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004 and 2003: a dividend yield of 0%; a risk-free interest rate of 4.2% and 4.4%; an expected life ranging from 5-10 years; and an expected volatility of 114% and 111%, respectively. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123 for stock options issued to employees, net income (loss) and earnings (loss) per share for the years ended September 30, 2004 and 2003 would have been as follows:

ADVANCED NUTRACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2004	2003
Net income (loss) as reported	$3,049,000	$(3,844,000)
Add: Stock-based employee compensation
expense included in reported net income
(loss), net of related tax effects	—	—
Deduct: Total stock-based employee
compensation expense determined
under fair value method for all awards,
net of related tax effects	(418,400)	(206,300)

Pro forma	$2,630,600	$(4,050,300)

Income (loss) per share:
As reported:
Basic	$.61	$(.77)
Diluted	$.53	$(.75)

Pro forma:
Basic	$.52	$(.81)
Diluted	$.46	$(.79)

Income Taxes

        The Company recognizes income tax expense using the liability method of accounting for deferred income taxes. A deferred tax asset or liability is recorded based upon the tax effect of temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities during the year. The Company adjusts the deferred tax asset valuation allowance based upon the anticipated future realization of the deferred tax benefits supported by demonstrated trends in the Company’s operating results.

Earnings (Loss) Per Common Share

        Basic earnings (loss) per share includes no dilution and is computed by dividing net earnings (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the Company’s earnings. Options to purchase 700,062 shares of common stock were included in the dilutive EPS calculation for the year ended September 30, 2004 using the treasury stock method.

        Options to purchase 125,574 shares of common stock were included in the dilutive EPS calculation for the year ended September 30, 2003 using the treasury stock method.

Management’s Estimates and Assumptions

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from those estimates.

ADVANCED NUTRACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reclassifications

        Certain amounts in the 2003 financial statements have been reclassified to conform to the presentation used in 2004.

Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R) “Share-Based Payment”, which addresses the accounting for share-based payment transactions. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using APB 25, and generally requires instead that such transactions be accounted and recognized in the statement of operations based on their fair value. SFAS No. 123(R) will be effective for public companies that file as small business issuers as of the first interim or annual reporting period that begins after December 15, 2005. SFAS No. 123(R) offers the Company alternative methods of adopting this standard. At the present time, the Company has not yet determined which alternative method it will use and the resulting impact on its financial position or results of operations.

        In December 2003, the FASB issued SFAS Interpretation 46R (“FIN 46R”), a revision to SFAS Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. Entities that have adopted FIN 46 prior to this effective date can continue to apply the provision of FIN 46 until the effective date of FIN 46R or elect early adoption of FIN 46R. The adoption of FIN 46 and FIN 46R did not have a material impact on the Company’s consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement establishes standards for how an issuer classifies and measures in its financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with this standard, financial instruments that embody obligations of the issuer are required to be classified as liabilities. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, except for those provisions relating to mandatorily redeemable non-controlling interests, which have been deferred. The Company has adopted the applicable provisions of SFAS No. 150. Management believes that if the deferred provisions are finalized in their current form, the adoption of these provisions will not have a material impact on the Company’s operations or financial condition.

NOTE 2 — SALE OF ANI PHARMACEUTICALS, INC. — DISCONTINUED OPERATIONS

        On March 23, 2004, the Company completed the sale of substantially all of the assets and operations of the Company’s subsidiary, ANIP, to an unrelated newly formed entity. The terms of the sale were cash of approximately $3.4 million and the assumption by the buyer of approximately $1.7 million in liabilities, primarily trade accounts payable. The Company used the entire cash proceeds, net of closing expenses and a $250,000 escrow requirement, to repay the outstanding balance on the mortgage on the ANIP facility and the balance to reduce the Company’s senior credit facility. The funds under the escrow requirement were released to the Company in September 2004. As a result of the sale of the assets, the Company recorded a loss of approximately $1,187,000 net of a deferred income tax benefit of $663,000. ANIP had previously been reported as a separate segment of the Company and was a contract and private label manufacturer of over-the-counter liquid and powder pharmaceutical products, primarily liquid stomach remedies, located in Gulfport, Mississippi. As a result of the sale of ANIP, the Company’s consolidated financial statements and related notes thereto have been reclassified to present the operations of ANIP as discontinued operations. The Company now operates in only one segment.

ADVANCED NUTRACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        Certain information with respect to discontinued operations of ANIP for the years ended September 30 follows. The 2004 operating results are through the date of sale.

	2004	2003
Net sales	$4,776,078	$11,886,768

Gross profit	921,283	2,683,829
Operating expenses	1,732,430	3,916,150
Impairment loss on long-lived assets		3,900,000

Operating loss	(811,147)	(5,132,321)
Other expenses, including interest	(260,758)	(647,073)
Loss on disposal	(777,706)	—

Loss before income taxes	(1,849,611)	(5,779,394)
Income tax benefit - deferred	663,000	—

Loss from discontinued operations	$(1,186,611)	$(5,779,394)

        During the fourth quarter of the fiscal year ended September 30, 2003, an impairment of $3,900,000 was recorded against the carrying amounts of the Company’s long-lived assets associated with the Company’s ANIP subsidiary, whose operations are now shown as discontinued due to the sale. ANIP’s land and building were determined to be impaired by $1,730,000 and the ANIP equipment was impaired by $2,170,000. The impairment was recorded based upon a review by management of ANIP’s results of operations and carrying values of the ANIP assets. The impairment charge was determined based upon estimated current market values of the assets as compared to their carrying values.

        The agreement for the sale of ANIP included a provision for a potential adjustment to the purchase price depending upon the final adjusted net working capital as defined under the agreement. The buyer and the Company agreed during the fourth quarter of fiscal 2004 to a final adjusted net working capital settlement with the buyer remitting approximately $10,000 to the Company. Under the terms of the purchase agreement, typical representations and warranties were made by the Company to the buyer, which are the only remaining outstanding items from the sale transaction.

        As of September 30, 2004, the only remaining asset from the former ANIP segment was a parcel of undeveloped land that was carried at its estimated market value of approximately $109,000, and was held for sale. In November 2004, the Company sold the land. Gross proceeds from the sale totaled $125,000, and after deducting expenses, the transaction resulted in no material gain or loss.

NOTE 3 — INVENTORIES

Inventories, at September 30, 2004 consisted of the following:

Finished goods	$464,066
Work in process	319,940
Raw materials	1,032,070

Total inventories	$1,816,076

ADVANCED NUTRACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — PROPERTY AND EQUIPMENT

        As of September 30, 2004, property and equipment and their estimated useful lives are summarized as follows:

	Lives
Equipment	7-12	$1,598,811
Leasehold improvements	7	400,716
Furniture and fixtures	5-10	21,401

		2,020,928
Less: Accumulated depreciation and amortization		(901,179)

		$1,119,749

NOTE 5 — INCOME TAXES

        Deferred income taxes are determined based on the temporary differences between the financial statement and income tax basis of assets and liabilities as measured by the enacted tax rates, which are estimated to be in effect when these differences reverse.

        The (benefit) provision for income taxes on continuing operations for the years ended September 30, 2004 and 2003 consisted of the following:

	2004	2003
Federal tax (benefit) - current	$—	$ —
Federal tax (benefit) - deferred	(1,362,000)	—
State tax (benefit) expense	29,839	—

	$(1,332,161)	$ —

        The following reconciles federal income tax expense (benefit) computed at the statutory rate with income taxes as reported for continuing operations for the years ended September 30:

	2004	2003
Expected income tax expense (benefit) at 34%	$987,000	$658,000
State taxes, net of federal benefit	29,839	—
Decrease in valuation allowance	(3,016,000)	—
Utilization of loss carryforwards	765,000	(639,000)
Other items, net	(98,000)	(19,000)

Income tax (benefit) expense	$(1,332,161)	$—

ADVANCED NUTRACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        Deferred tax assets and liabilities consisted of the following net tax effects of operating losses and temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes at September 30, 2004:

Current assets:
Loss carryforwards	$2,420,000
Receivable allowance for doubtful accounts	112,000
Inventory valuation write-offs	4,000
Other	29,000

Deferred tax assets	2,565,000
Less valuation allowance	(1,090,000)

Net current deferred tax assets	1,475,000

Non-current assets:
Loss carryforwards	928,000
Fixed assets	(37,000)
Less valuation allowance	(341,000)

Net non-current deferred tax assets	$550,000

        At September 30, 2004, the Company has a net operating loss carryforward of approximately $5.5 million, which expires through 2022. Additionally, the Company has obtained net operating losses of approximately $2.3 million, which expire primarily in 2011 and are subject to annual usage limitations. The Company also has capital loss carryforwards of approximately $1.2 million, expiring through 2005, which may only be used to offset capital gains during the carryforward period. As the Company is unable to determine that it is more likely than not that the future taxable income of the Company will be sufficient to utilize the operating loss carryforwards subject to the annual usage limitations and the capital loss carryforwards, a valuation allowance has been established against those assets. The net change during the year in the valuation allowance was $3,016,000.

NOTE 6 — CREDIT FACILITY

        In March 2003, the Company completed the refinancing of its senior debt facility with a new lender (the “Agreement”). In December 2003, March 2004, and effective September 2004, the Agreement was amended to revise certain financial covenants and provide for the ANIP sale. The amended Agreement provides the Company with a $3.4 million facility, consisting of a $2.5 million revolver, a $650,000 equipment term loan and a $257,000 equipment acquisition line. Interest on the revolver portion is paid monthly and the term loan portion of the facility provides for monthly principal payments of approximately $24,000, plus interest. Borrowings under the agreement mature in March 2006, are collateralized by substantially all of the Company’s assets, and bear interest at rates that fluctuate with the Prime Rate, with the revolver at 2% over prime (not to be less than a total rate of 6.5%) and the equipment lines at 4.75% over prime (not to be less than a total rate of 9.25%). Due to the “floor” interest amounts under the Company’s credit facility, the 2003-2004 prime rate levels have not impacted the Company’s interest rate. Increases in the prime rate subsequent to September 30, 2004, have increased the Company’s interest expense. The credit facility requires a lockbox arrangement, which requires all receipts to be swept daily to reduce borrowings outstanding under the credit facility. This arrangement, combined with a Subjective Acceleration Clause (“SAC”) in the credit facility, cause the revolving credit facility to be classified as a current liability, per guidance in the FASB’s Emerging Issues Task Force Issue 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement.” However, the Company does not expect to repay, or be required to repay, within one year, the balance of the revolving credit facility classified as a current liability. The SAC, which is a typical requirement in commercial credit agreements, allows the lender to call the loan if it determines there has been a material adverse effect on the Company’s operations, business, properties, assets, liabilities, condition or prospects. The classification of the revolving credit facility as a current liability is a

ADVANCED NUTRACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

result only of the combination of the two aforementioned factors, the lockbox arrangement and the SAC. However, the revolving credit facility does not expire or have a maturity date within one year. Additionally, the Lender has not notified the Company of any indication of a SAC as of the date of this filing.

        The Agreement contains a number of covenants, which include among other items; maintenance of specified minimum net worth and fixed charge ratios, as well as limitations on capital expenditures and the payment of dividends.

        Initial proceeds under the Agreement were used to payoff the debt obligations to the then existing senior lender, which totaled approximately $1,339,000 at closing, and to repay the remaining $500,000, plus accrued interest, due under a note with Dr. Pailla Reddy, a director of the Company, that arose from the Bactolac acquisition.

        As of September 30, 2004, the Company was in compliance with the covenants of the Agreement. As of September 30, 2004, the total balance outstanding under the facility, including $465,000 outstanding under the term loan portion, amounted to $1,202,000, with additional borrowings available under the revolving loan of $1,729,000, based upon accounts receivable and inventory levels.

NOTE 7 — INDUSTRY SEGMENTS AND MAJOR CUSTOMERS

Segments

        As described in Note 2, on March 23, 2004, the Company completed the sale of substantially all of the assets and operations of the Company’s subsidiary, ANIP, to an unrelated newly formed entity. Accordingly, the operations of ANIP are accounted for as a discontinued operation within these financial statements. The Company’s operations are currently conducted through its operating subsidiary, Bactolac. The Company determines its operating segment results consistent with its management reporting and consolidated accounting policies. All of the assets and operating results as presented in the accompanying financial statements from continuing operations are associated with the Bactolac operation.

Major Customers

        Other than as detailed under foreign sales, the Company’s revenues from continuing operations are generated from customers located in the United States. The following represents customers comprising more than 10% of the Company’s net sales from continuing operations:

Customer A- B- C-	2004 15.3% 12.8% 10.5%	2003 9.6% 15.0% 14.6%

Foreign Sales

        Export sales from continuing operations were approximately $1,123,000 and $574,000 for the years ended September 30, 2004 and 2003, arising primarily from customers in Russia. The Company has no foreign assets.

ADVANCED NUTRACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Contingencies

        The Company’s subsidiary, Bactolac, has pending legal actions and claims incurred in the normal course of business. One action from a former customer seeks claims exceeding $650,000 on three causes of action. During the period subsequent to when the former customer alleges that Bactolac violated a production agreement, Bactolac produced less than $450 for this customer and during the Company’s entire relationship with the customer, less than $3,000 in product was sold to them. The next hearing on this matter has been scheduled for the spring of 2005. The Company believes that these actions, to the extent that they are material, are without merit and is actively pursuing the defense thereof. The Company believes that the ultimate resolution of these matters will not have a material effect on the Company’s financial condition, results of operations or cash flows. Depending however, on the amount and timing of an unfavorable resolution of these items, it is possible that the Company’s future results of operations or cash flows could be materially impacted in a particular period.

401(k) Plan

        In July 1998 the Company established a 401(k) plan (the “Plan”) which covered all of the Company’s full-time eligible employees. The plan was terminated during 2004. The Plan provided for discretionary contributions by the Company; through the date of termination, the Company had made no such discretionary contributions.

Operating Leases

        The Company has non-cancelable operating leases, primarily for manufacturing and office space and equipment. Rental expense under operating leases for the years ended September 30, 2004 and 2003 amounted to approximately $456,000 and $412,000, primarily paid under the related party lease agreement. The lease for the Bactolac facility is with an entity owned by a member of the Company’s Board of Directors. The lease requires monthly payments through December 2010 and contains a renewal option for an additional five-year term.

        During the third quarter of 2004, Bactolac leased an additional 29,000 square feet under a five-year agreement, from an unrelated third party, as expansion space.

        Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows for the years ending September 30:

	Related party	Third party	Totals
2005	$350,000	$160,000	$510,000
2006	300,000	170,000	470,000
2007	310,000	170,000	480,000
2008	310,000	180,000	490,000
2009	310,000	120,000	430,000
2010	320,000	—	320,000
2011	290,000	—	290,000

	$2,190,000	$800,000	$2,990,000

Employment Agreements

        The Company has employment agreements with certain of its management personnel. The agreements contain customary provisions regarding employment terms, confidentiality and non-solicitation provisions. Two of the agreements provide for a commitment extending beyond one year, requiring monthly payments of approximately $33,300 to January 2005, and thereafter decreasing to $21,000 per month through November 2005.

ADVANCED NUTRACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Government Regulations

        The Company’s activities are subject to regulations by various federal and state agencies, including the Food and Drug Administration (the “FDA”). The Company believes that it is in compliance with all federal and state regulations. However, the Company cannot predict whether new legislation regulating its activities will be enacted, which could have a material adverse effect on the Company.

NOTE 9 — STOCKHOLDERS’ EQUITY

        During April 2004, the holders of options outstanding under the Company’s 1995 Stock Option Plan exercised their options and acquired 35,833 shares of common stock with the Company receiving cash proceeds of $35,283.

        In connection with loans that the Company received prior to October 2002, that were subsequently converted into common shares of the Company, warrants to purchase 85,000 shares were issued to those lenders to allow them to acquire shares of common stock at $1.00 per share. During June 2004, these warrants were converted into 68,653, shares of the Company’s common stock on a cashless basis, as provided for under the terms of the warrant agreements.

NOTE 10 — STOCK OPTIONS AND WARRANTS

1995 Discretionary Plan

        The Company’s 1995 Stock Option Plan (the “1995 Plan”) as amended provides for a total of 1,250,000 shares of common stock to be reserved for the grant of options to purchase common stock of the Company. The terms of the options generally provide for grants by the Board at fair market value and such options are subject to vesting and expire if an employee leaves the Company. At September 30, 2004, there were 1,163,720 shares reserved for the grant of options under the 1995 plan.

        The following is a summary of the status of options and warrants during the years ended September 30:

	Options		Warrants
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding as of September 30, 2002	974,669	$2.09	157,500	$10.67
Granted	125,000	$.87	—	—
Exercised	—	—	—	—
Forfeited	(177,817)	$.75	—	—
Cancelled	—	—	—	—

Outstanding as of September 30, 2003	921,852	$1.59	157,500	$10.67
Granted	464,260	$.71	—	—
Exercised	(35,833)	$.98	(85,000)	$1.00
Forfeited	(186,559)	$1.53	(72,500)	$22.00
Cancelled	—	—	—	—

Outstanding as of September 30, 2004	1,163,720	$1.28	—	—

ADVANCED NUTRACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Exerciseable as of September 30,	534,326	$22.35	157,500	$10.67
2003	1,016,305	$1.39	—	—
2004

Weighted average fair value of grants
during the year ended September 30,
2003		$.87		—
2004		$.71		—

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$ .46 — $ 1.50	1,067,145	8.0	$.76	919,730	$.80
$ 1.51 — $ 3.00	25,000	6.1	2.25	25,000	2.25
$ 3.01 — $ 11.36	71,575	4.6	10.17	71,575	10.17

	1,163,720	7.7	$1.28	1,016,305	$1.39

NOTE 11 — SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosure of non-cash investing and financing activities:

	2004	2003
Issuance of 68,653 shares of common stock in 2004
for cashless exercise of warrants	$—	$—

Supplemental disclosure of cash flow information:

Federal and state income taxes paid	$14,000	$21,000

Interest paid	$514,000	$632,000

We have not authorized any dealer, salesperson or other
person to give any information or represent anything not
contained in this prospectus. You must not rely on any
unauthorized information. This prospectus does not offer to
sell or buy any shares in any jurisdiction where it is
unlawful. The information in this prospectus is current as
of its date.

Dealer Prospectus Delivery Obligation:

         Until ______________, all dealers that effect
transactions in these securities, whether or not
participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation
to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ADVANCED NUTRACEUTICALS, INC. 1,018,855 SHARES OF COMMON STOCK _____________ PROSPECTUS _____________ April 7, 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

        The Registrant’s Articles of Incorporation provide that the Registrant shall indemnify any officer, employee, agent or director against liabilities (including the obligation to pay a judgment, settlement, penalty, fine or expense), incurred in a proceeding (including any civil, criminal or investigative proceeding) to which the person was a party by reason of such status. Such indemnity may be provided if the person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in the Registrant’s best interest with respect to actions taken in the person’s official capacity; (iii) were reasonably believed not to be opposed to the Registrant’s best interest with respect to other actions; and (iv) with respect to any criminal action, the director had no reasonable grounds to believe the actions were unlawful. Unless the person is successful upon the merits in such an action, indemnification may generally be awarded only after a determination of the independent members of the board of directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the director to be indemnified.

        A director, employee, agent, or officer who is wholly successful, on the merits or otherwise, in defense of any proceeding to which he or she was a party, is entitled to receive indemnification against reasonable expenses, including attorneys’ fees, incurred in connection with the proceeding. In addition, a corporation may indemnify or advance expenses to an officer, employee or agent who is not a director to a greater extent than permitted for indemnification of directors, if consistent with law and if provided for by its articles of incorporation, bylaws, resolution of its stockholders or directors or in a contract.

        Our Articles of Incorporation include the following provisions:

        The Corporation shall indemnify any and all of its directors or officers or former directors or officers or any person who may have served at its request as a director or officer of any other corporation in which it owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them, in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers of the Corporation, or for such other corporation, except in relation to matters to which any such director or officer or former director or person shall be adjudged in such action, suit or proceeding to be liable for gross negligence or willful misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of shareholders, or otherwise.

        No director of the Corporation shall be liable to the Corporation or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, to the fullest extent that such liability may be limited by Article 1302-7.06 of the Texas Miscellaneous Corporation Act, as it may be amended from time to time (or any provision of succeeding law that corresponds to Article 1302-7.06).

Item 25. Other Expenses of Issuance and Distribution

        Expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby are as follows:.

SEC Registration Fee	$414
Accounting Fees and Expenses	$5,000	*
Legal Fees and Expenses	$25,000	*
Blue Sky Fees and Expenses	$3,000	*
Printing, Freight and Engraving	$5,000	*
Transfer Agent Fees	$1,000	*
Miscellaneous	$2,000	*
Total	$41,414

*     Estimates only

        The selling stockholders will be required to pay transfer tax and fees, if any, upon any sale of their shares.

Item 26. Recent Sales of Unregistered Securities

None

Item 27. Exhibits

        The following is a list of all exhibits filed as part of this Registration Statement:

Exhibit No.	Description

Exhibit 3.1	Articles of Incorporation of Advanced Nutraceuticals, Inc. (1)

Exhibit 3.2	Amendment to Articles of Incorporation of Advanced Nutraceuticals, Inc. (6)

Exhibit 3.3	Bylaws of Advanced Nutraceuticals, Inc. (1)

Exhibit 4.1	Specimen Certificate of Advanced Nutraceuticals, Inc.'s Common Stock (2)

Exhibit 5.1	Opinion of Brownstein, Hyatt & Farber, P.C. (10)

Exhibit 10.1	1995 Stock Option Plan, as amended. (6)

Exhibit 10.2	Employment Agreement, dated November 17, 1999, between Bactolac Pharmaceutical Inc. and Pailla Reddy. (4)

Exhibit 10.3	Agreement, dated July 7, 2000, between Shilpa-Saketh Realty, Inc. and Bactolac Pharmaceutical Inc. (5)

Exhibit 10.4	Employment Agreement dated, November 18, 2001, between Bactolac Pharmaceutical Inc., and Pailla M. Reddy. (6)

Exhibit 10.5	Loan and Security Agreement among CapitalSource Finance LLC, Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and ANI Pharmaceuticals, Inc. (7)

Exhibit 10.6	First Amendment to Loan and Security Agreement with CapitalSource Finance, LLC, dated December 31, 2003. (8)

Exhibit 10.7	Third Amendment to Loan and Security Agreement with CapitalSource Finance, LLC, dated January 6, 2005. (9)

Exhibit 14	Code of Ethics of Advanced Nutraceuticals, Inc. (8)

Exhibit 23.1	Consent of GHP Horwath, P.C.

Exhibit 23.2	Consent of Brownstein Hyatt & Farber, P.C. .

(1)	These exhibits were previously filed as exhibits to the Company's Report on Form 8-K filed on March 21, 2000, and are incorporated herein by reference.
(2)	These exhibits were previously filed as exhibits to the Company's Registration Statement on Form S-8 (File No. 33-117200), filed July 7, 2004 and are incorporated herein by reference.
(3)	These exhibits were previously filed as exhibits to the Company's Registration Statement on Form SB-2 (File No. 33-92274), and are incorporated herein by reference.
(4)	These exhibits were previously filed as exhibits to the Company's Report on Form 10-K for the fiscal year ended September 30, 1999, and are incorporated herein by reference.
(5)	These exhibits were previously filed as exhibits to the Company's Report on Form 10-K/A for the fiscal year ended September 30, 2000, and are incorporated herein by reference.
(6)	These exhibits were previously filed as exhibits to the Company's Report on Form 10-K for the fiscal year ended September 30, 2001, and are incorporated herein by reference.
(7)	These exhibits were previously filed as exhibits to the Company's Report on Form 8-K filed on March 27, 2003, and are incorporated herein by reference.
(8)	These exhibits were previously filed as exhibits to the Company's Report on Form 10-K for the fiscal year ended September 30, 2003, and are incorporated herein by reference.
(9)	These exhibits were previously filed as exhibits to the Company's Report on Form 10-KSB for the fiscal year ended September 30, 2004, and are incorporated herein by reference.
(10)	To be filed by amendment

Item 28. Undertakings

        The Registrant hereby undertakes:

    (a)        That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registration of expenses incurred or paid by a director, officer or controlling person to the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (b)        That subject to the terms and conditions of Section 13(a) of the Securities Exchange Act of 1934, it will file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

    (c)        That any post-effective amendment filed will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendment is filed.

    (d)        To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

    (ii)               To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

    (iii)               To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (e)        That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing this Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in Denver, Colorado on April 7, 2005.

ADVANCED NUTRACEUTICALS, INC. (Registrant) By: /s/ Gregory Pusey Gregory Pusey, President and Chief Executive Officer

        The undersigned officers and/or directors of Advanced Nutraceuticals, Inc., by virtue of their signatures appearing below, hereby constitute and appoint Gregory Pusey or Jeffrey G. McGonegal, or either of them, with full power of substitution, as attorney-in-fact in their names, places and steads to execute any and all amendments to this Form SB-2 in capacities set forth opposite their names on the signature page thereof and hereby ratify all that said attorneys-in-fact or either of them may do by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: April 7, 2005 Date: April 7, 2005 Date: April 7, 2005 Date: April 7, 2005 Date: April 7, 2005 Date: April 7, 2005	/s/ Gregory Pusey
Gregory Pusey, President,
Chief Executive Officer (Principal
Executive Officer) and Director

/s/ Dr. Pailla M. Reddy
Dr. Pailla M. Reddy, Chairman and Director

/s/ Jeffrey G. McGonegal
Jeffrey G. McGonegal, Senior Vice
President of Finance, Chief Financial
Officer (Principal Accounting Officer) and
Secretary

/s/ F. Wayne Ballenger
F. Wayne Ballenger, Director

/s/ Randall D. Humphries
Randall D. Humphries, Director

/s/ David E. Welch
David E. Welch, Director

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 3.1	Articles of Incorporation of Advanced Nutraceuticals, Inc. (1)

Exhibit 3.2	Amendment to Articles of Incorporation of Advanced Nutraceuticals, Inc. (6)

Exhibit 3.3	Bylaws of Advanced Nutraceuticals, Inc. (1)

Exhibit 4.1	Specimen Certificate of Advanced Nutraceuticals, Inc.'s Common Stock (2)

Exhibit 5.1	Opinion of Brownstein, Hyatt & Farber, P.C. (10)

Exhibit 10.1	1995 Stock Option Plan, as amended. (6)

Exhibit 10.2	Employment Agreement, dated November 17, 1999, between Bactolac Pharmaceutical Inc. and Pailla Reddy. (4)

Exhibit 10.3	Agreement, dated July 7, 2000, between Shilpa-Saketh Realty, Inc. and Bactolac Pharmaceutical Inc. (5)

Exhibit 10.4	Employment Agreement dated, November 18, 2001, between Bactolac Pharmaceutical Inc., and Pailla M. Reddy. (6)

Exhibit 10.5	Loan and Security Agreement among CapitalSource Finance LLC, Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and ANI Pharmaceuticals, Inc. (7)

Exhibit 10.6	First Amendment to Loan and Security Agreement with CapitalSource Finance, LLC, dated December 31, 2003. (8)

Exhibit 10.7	Third Amendment to Loan and Security Agreement with CapitalSource Finance, LLC, dated January 6, 2005. (9)

Exhibit 14	Code of Ethics of Advanced Nutraceuticals, Inc. (8)

Exhibit 23.1	Consent of GHP Horwath, P.C.

Exhibit 23.2	Consent of Brownstein Hyatt & Farber, P.C. .

(1)	These exhibits were previously filed as exhibits to the Company's Report on Form 8-K filed on March 21, 2000, and are incorporated herein by reference.
(2)	These exhibits were previously filed as exhibits to the Company's Registration Statement on Form S-8 (File No. 33-117200), filed July 7, 2004 and are incorporated herein by reference.
(3)	These exhibits were previously filed as exhibits to the Company's Registration Statement on Form SB-2 (File No. 33-92274), and are incorporated herein by reference.
(4)	These exhibits were previously filed as exhibits to the Company's Report on Form 10-K for the fiscal year ended September 30, 1999, and are incorporated herein by reference.
(5)	These exhibits were previously filed as exhibits to the Company's Report on Form 10-K/A for the fiscal year ended September 30, 2000, and are incorporated herein by reference.
(6)	These exhibits were previously filed as exhibits to the Company's Report on Form 10-K for the fiscal year ended September 30, 2001, and are incorporated herein by reference.
(7)	These exhibits were previously filed as exhibits to the Company's Report on Form 8-K filed on March 27, 2003, and are incorporated herein by reference.
(8)	These exhibits were previously filed as exhibits to the Company's Report on Form 10-K for the fiscal year ended September 30, 2003, and are incorporated herein by reference.
(9)	These exhibits were previously filed as exhibits to the Company's Report on Form 10-KSB for the fiscal year ended September 30, 2004, and are incorporated herein by reference.
(10)	To be filed by amendment